UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              SBS Interactive, Co.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   78401R 10 1
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                                 (CUSIP Number)

                                   Arthur Cohn
                                Gellertstrasse 18
                             4052 Basel, Switzerland
                                  41 61-3121242
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 10, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78401R 10 1
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1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Arthur Cohn

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [X]

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3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   PF
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e) [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Switzerland
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               7   SOLE VOTING POWER:        9,082,222 (1)
  NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:            -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   9,082,222 (1)
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:       -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,082,222*
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    43.3%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

* Includes: (i) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share; (ii) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share; and
(iii) a loan currently convertible into: 200,000 shares of Common Stock; (B) warrants to purchase 200,000 shares of Common Stock at a price of $1.00 per share; and (C) warrants to purchase 200,000 shares of Common Stock at a price of $1.25 per share.

** Percentage calculated on the basis of 20,994,891 shares of Common Stock issued and outstanding which includes: (i) 11,298,224 shares of Common Stock that were issued and outstanding as of November 7, 2003, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003; (ii) 4,355,556 shares of Common Stock that were issued after November 7, 2003 as set forth in the Issuer's Current Report on Form 8-K as filed April 15, 2004; (iii) 4,741,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of currently exercisable warrants that were issued to Arthur Cohn after November 7, 2003; (iv) 200,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; and (v) 400,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of such currently convertible loan.

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of SBS Interactive, Co. (the "Issuer"), whose principal executive offices are located at 4211 Yonge Street, Suite 235, Toronto, Ontario, M2P 2A9, Canada.


ITEM 2.   IDENTITY AND BACKGROUND

(a)  This statement is filed by Arthur Cohn.

(b)  Arthur Cohn's business address is Gellertstrasse 18, 4052 Basel,
     Switzerland.

(c) Arthur Cohn is a self-employed independent film producer. His business address is Gellertstrasse 18, 4052 Basel, Switzerland.

(d) During the last five years, Arthur Cohn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Arthur Cohn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Arthur Cohn being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Arthur Cohn is a citizen of Switzerland.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Arthur Cohn acquired 3,741,111 shares of Common Stock and warrants to purchase 4,741,111 shares of Common Stock on the terms and conditions set forth in the Assignment and Agreement to Convert Debt dated March 17, 2004, attached hereto as Exhibit A (the "Conversion Agreement") and the Common Stock Purchase Warrant dated March 19, 2004, attached hereto as Exhibit H (the "Warrant") in connection with the conversion of loans (the "Loans") (including accrued interest) that Arthur Cohn originally provided to the Issuer on the terms and conditions set forth in the loan documents attached hereto as Exhibits B, C, D, E, F and G (the "Loan Documents"). Although the party to the Loan Documents is Karlgar Limited ("Karlgar"), an entity organized under the laws of the British Virgin Islands, the funds were provided by Arthur Cohn out of his personal funds as follows:

           Date             Amount
         --------          --------

         11/04/02          $ 72,000
         03/19/03          $ 30,000
         06/05/03          $ 10,000
         07/25/03          $  5,000
         07/31/03          $ 37,000
         09/19/03          $ 18,000
         10/03/03          $112,300
         11/10/03          $ 73,300
         12/04/03          $ 73,300
         01/13/04          $100,000
         01/21/04          $ 50,000
         01/29/04          $100,000
         02/25/04          $ 50,000
         03/09/04          $100,000

         Total             $830,900
                           --------

     On June 8, 2004, Arthur Cohn acquired the right to acquire 200,000 shares of Common Stock and the right to acquire warrants to purchase 400,000 shares of Common Stock in connection with the consolidation of a $45,000 loan to the Issuer made pursuant to the Promissory Note (Unsecured) dated May 7, 2004, attached hereto as Exhibit I, with a new loan to the Issuer of $55,000. Arthur Cohn provided the funds for the $45,000 loan and the additional funds for the consolidated loan out of his personal funds.


ITEM 4.  PURPOSE OF TRANSACTION

     The shares reported in this Schedule 13D as beneficially owned by Arthur Cohn, were acquired for investment purposes as a result of loans made to the Issuer that were not repaid. The loans to the Issuer made by Arthur Cohn and Karlgar (for the benefit of Arthur Cohn) were paid to the Issuer as described in
Item 3 above and were made as follows:

On October 30, 2002, Karlgar (for the benefit of Arthur Cohn) loaned $72,000 to the Issuer pursuant to the Convertible Secured Debenture due January 29, 2003 attached hereto as Exhibit B. No payments by the Issuer were made on this loan.

On March 14, 2003, Karlgar (for the benefit of Arthur Cohn) loaned $30,000 to the Issuer pursuant to the Convertible Secured Debenture due April 28, 2003 attached hereto as Exhibit C. No payments by the Issuer were made on this loan.

On July 23, 2003, Karlgar (for the benefit of Arthur Cohn) loaned $52,000 to the Issuer pursuant to the Secured Promissory Note due August 23, 2003 attached hereto as Exhibit D. No payments by the Issuer were made on this loan.

On September 10, 2003, since (i) no payments by the Issuer had been made on the loans described above and such loans were in default; (ii) the Issuer was unable to make any payments on such loans; and (iii) the Issuer required additional cash, Karlgar (for the benefit of Arthur Cohn) and the Issuer consolidated the loans described above into a single loan agreement, the 6% Convertible Secured Debenture due January 30, 2004 attached hereto as Exhibit E, pursuant to which Karlgar (for the benefit of Arthur Cohn) loaned an additional $281,750 to the Issuer.



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



Although the 6% Convertible Secured Debenture was executed on September 10, 2003, such execution was premature since negotiations were ongoing and the parties had not yet agreed on the final terms of the loan. In lieu of revising the documents and reexecuting them, later in the day on September 10, 2003, the Issuer executed Amendment No. 1 to 6% Convertible Secured Debenture due January 10, 2004 attached hereto as Exhibit F to reflect the agreed upon terms of such loan. No payments by the Issuer were made on this loan.

On January 6, 2004, since (i) no payments by the Issuer had been made on the 6% Convertible Secured Debenture; (ii) the Issuer was unable to make any payments on such loan; and (iii) the Issuer required additional cash, Karlgar (for the benefit of Arthur Cohn) and the Issuer consolidated such loan into a loan agreement, the First Amended and Restated 6% Convertible Secured Debenture due April 30, 2004 attached hereto as Exhibit G, pursuant to which Karlgar (for the benefit of Arthur Cohn) loaned an additional $400,000 to the Issuer. No payments by the Issuer were made on this loan.

On March 17, 2004, Arthur Cohn and Karlgar (for the benefit of Arthur Cohn) agreed, for no consideration, to convert the aggregate amount then outstanding under the First Amended and Restated 6% Convertible Secured Debenture attached hereto as Exhibit G into shares of Common Stock at a rate of $.225 per share plus certain warrants in lieu of the conversion price applicable under the First Amended and Restated 6% Convertible Secured Debenture. As a result of the Conversion Agreement, for no consideration, Arthur Cohn and Karlgar (for the benefit of Arthur Cohn) agreed to increase the conversion price applicable to his outstanding loan from $.04 per share to $.225 per share and warrants with the effect that instead of receiving 21,043,750 shares of fully paid Common Stock on conversion, Arthur Cohn received 3,741,111 shares of fully paid Common Stock and warrants (issued pursuant to the Warrant) to purchase 4,741,111 shares of Common Stock. At the request of the Issuer and for no consideration, Arthur Cohn and Karlgar (for the benefit of Arthur Cohn) agreed to the terms of the Conversion Agreement and the forfeiture of shares of Common Stock to which he would otherwise have been entitled because: (i) Arthur Cohn intended to support the Issuer and its business plan; (ii) no payments by the Issuer had been made on the First Amended and Restated 6% Convertible Secured Debenture and the Issuer did not expect to be able to make payment on such loan when it was due;
(iii) the Issuer required additional cash; (iv) the Issuer represented that the Issuer's large debt burden and its expected default on its loan from Karlgar (for the benefit of Arthur Cohn) would likely have a negative effect upon the Issuer's ability to raise additional capital; (v) the Issuer represented that the issuance of 21,043,750 shares of Common Stock to Arthur Cohn would limit the ability of the Issuer to raise additional capital and retain its existing executive team; and (vi) the Issuer agreed that in future financings, the Issuer would not issue shares of Common Stock at a price below $.75 per share or warrants with an exercise price of less than $1.00 per share or in an amount greater than the number of shares of Common Stock purchased in any such future financings.

On May 7, 2004, at the request of the Issuer, Arthur Cohn loaned $45,000 to the Issuer pursuant to the Promissory Note (Unsecured), attached hereto as Exhibit
I. This loan was due within five days of the closing of a private placement of securities of the Issuer. No payments by the Issuer were made on this loan.

On June 8, 2004, at the request of the Issuer, Arthur Cohn and the Issuer consolidated the loan amount of $45,000 outstanding under the Promissory Note (Unsecured), attached hereto as Exhibit I, into a new consolidated loan pursuant to which Arthur Cohn loaned an additional $55,000 to the Issuer. Under the terms of the new consolidated loan, Arthur Cohn received the right to convert the amount outstanding on the loan of $100,000 into shares of Common Stock at a conversion price of $.50 per share, a warrant to purchase 200,000 shares of

Common Stock at an exercise price of $1.00 and a warrant to purchase 200,000 shares of Common Stock at an exercise price of $1.25. Arthur Cohn currently intends to convert the consolidated loan amount of $100,000 upon the closing of the sale of shares of Common Stock by the Issuer to certain third-party investors in a private placement. The consolidated loan has not been documented.

         Arthur Cohn is aware that the business plan of the Issuer described in its Form 10-KSB for the year ended December 31, 2002 includes plans to raise additional capital through the issuance of securities. Arthur Cohn is also aware that the Issuer currently intends to issue shares of Common Stock to investors at a price below $.75 per share and warrants with an exercise price below $1.00 and/or in an amount greater than the number of shares of Common Stock purchased by such investors in contravention of the representations and agreements made by the Issuer in connection with Arthur Cohn's execution of the Conversion Agreement. Arthur Cohn is currently negotiating to receive additional shares of Common Stock as compensation for the dilution in the value of his holdings of Common Stock that would be caused by any such issuance. Arthur Cohn is currently negotiating for approximately 1,600,000 shares of Common Stock as compensation for such dilution. In the event of any such issuance, the amount of shares of Common Stock that may be issued to Arthur Cohn may be more or less than the amount for which he is currently negotiating. There can be no assurance that the Issuer will be successful in raising additional capital on the terms described above or otherwise.

         As described above, Arthur Cohn is aware of the Issuer's current efforts to raise capital. Arthur Cohn may provide services in connection with the Issuer's capital raising efforts and may receive compensation, including additional shares of Common Stock, warrants or other securities of the Issuer, for such services. As a substantial stockholder, Arthur Cohn provides advice on an ongoing basis to management of the Issuer regarding its operations and strategy.

     The loans described above were made for investment purposes and not with the intent of changing control of the Issuer. The loans were made to support the Issuer and its business plan during periods when Arthur Cohn believed the Issuer was critically short of working capital and in danger of terminating its business. Arthur Cohn's large equity stake in the Issuer is a result of his efforts, through the loans described above, to provide the Issuer with adequate resources to stay in business and implement its business plan and the Issuer's inability to repay or make payments on such loans. Notwithstanding his intent in making such loans to the Issuer and in converting certain of such loans into shares of Common Stock and warrants, Arthur Cohn acknowledges that, as holder of 3,741,111 shares of currently outstanding Common Stock, he will have some influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote, including the election of directors. Further, Arthur Cohn acknowledges that in the event of the issuance of up to 5,341,111 shares of Common Stock to Arthur Cohn upon an exercise of the Warrant and/or conversion of the currently outstanding and convertible $100,000 loan from Arthur Cohn to the Issuer and the exercise of warrants issuable upon such conversion, his influence regarding the disposition of certain matters as to which the shareholders of the Issuer are entitled to vote, including the election of directors, would be likely to increase.

     Arthur Cohn intends to review his investment in the Issuer on a continuing basis and will consider and evaluate any strategic alternatives which are or may become available to him with respect to his holdings in the Issuer. In that connection, and depending upon, among other things, current and future trading prices for the Common Stock, the amount of time before expiration of the Warrant, Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions, individual tax and other portfolio considerations and personal needs, Arthur Cohn may from time to time consider a number of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of the shares of Common Stock beneficially owned by Arthur Cohn, partial or complete exercise of the Warrant; acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect a financing or other capital raising transaction involving the issuance of additional securities of the Issuer to Arthur Cohn or some other person or persons; proposing or seeking to effect an additional loan or loans from Arthur Cohn or some other person or persons which may be convertible into equity securities of the Issuer and/or secured by the assets of the Issuer or other assets; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiary, or a sale or transfer of a material amount of assets of the Issuer or its subsidiary; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

     Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Arthur Cohn to consider other alternatives. However, there can be no assurance that Arthur Cohn will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Arthur Cohn.

     Except as noted above, as of the date of this Schedule 13D, Arthur Cohn has no plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Arthur Cohn beneficially owns 9,082,222 shares of Common Stock or 43.3% of the issued and outstanding shares of Common Stock calculated on the basis of 20,994,891 shares of Common Stock issued and outstanding which includes:
     (i) 11,298,224 shares of Common Stock that were issued and outstanding as of November 7, 2003, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003; (ii) 4,355,556 shares of Common Stock that were issued after November 7, 2003 as set forth in the Issuer's Current Report on Form 8-K as filed April 15, 2004; (iii) 4,741,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of currently exercisable warrants that were issued to Arthur Cohn after November 7, 2003; (iv) 200,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; and (v) 400,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of such currently convertible loan. The shares of Common Stock beneficially owned by Arthur Cohn include: (i) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share on the terms set forth in the Warrant; (ii) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share on the terms set forth in the Warrant and
     (iii) a loan currently convertible into: (A) 200,000 shares of Common Stock; (B) warrants to purchase 200,000 shares of Common Stock at a price of $1.00 per share; and (C) warrants to purchase 200,000 shares of Common Stock at a price of $1.25 per share.

(b) Arthur Cohn has sole voting and dispositive power with respect to 9,082,222 shares of Common Stock which number includes 5,341,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of the Warrant, conversion of a loan and the exercise of warrants issuable upon conversion of a loan that are not currently eligible to vote.




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



(c) The following transactions in the Common Stock were effected by Arthur Cohn during the period commencing 60 days prior to September 10, 2003 through the date of this filing:

                   Increase or
                  (Decrease) in
                    Number of                           Total
                     Shares                             Shares
                  Beneficially           Price       Beneficially
 Date                Owned             Per Share        Owned           Notes
-------           ------------         ---------     ------------       -----

9/10/03             2,945,000             N/A          2,945,000         (1)

9/10/03             5,890,000             N/A          8,835,000         (2)

1/6/04             12,208,750             N/A         21,043,750         (3)

3/17/04           (12,561,528)            N/A          8,482,222         (4)

6/04/04               200,000           $ .50          8,682,222         (5)

6/04/04               400,000             N/A          9,082,222         (5)


     (1) On the terms and conditions set forth in the 6% Convertible Secured Debenture dated September 10, 2003 attached hereto as Exhibit E, Karlgar (for the benefit of Arthur Cohn) received the right to convert the aggregate amount that Karlgar (for the benefit of Arthur Cohn) had loaned or was obligated to loan to the Issuer as of such date of $160,000 (which amount included all previous loans to Issuer as set forth in the documents attached hereto as Exhibits B, C and D and $6,000 reimbursed to Karlgar (for the benefit of Arthur
Cohn) for expenses in connection with the loans) and an additional loan of $281,750 (which amount includes $4,850 reimbursed to Karlgar (for the benefit of Arthur Cohn) for expenses in connection with the loan) for an aggregate loan amount of $441,750 into shares of Common Stock at a conversion price of $0.15 per share subject to adjustment under certain circumstances. The loan under this agreement bore interest at the rate of 6% per annum payable on maturity, was due January 30, 2004, was secured by the assets of the Issuer, was subject to mandatory conversion by the Issuer under certain circumstances and superceded all prior loan agreements between Karlgar (for the benefit of Arthur Cohn) and the Issuer.

     (2) On the terms and conditions set forth in Amendment No. 1 dated September 10, 2003 to the 6% Convertible Secured Debenture dated September 10, 2003 attached hereto as Exhibit F, the conversion price with respect to the right held by Karlgar (for the benefit of Arthur Cohn) to convert the aggregate loan amount was reduced to $0.05 per share. In connection with this amendment, Karlgar (for the benefit of Arthur Cohn) agreed to fund amounts previously pledged to the Issuer under the 6% Convertible Secured Debenture dated September 10, 2003 attached hereto as Exhibit E in the aggregate amount of $112,250.

     (3) On the terms and conditions set forth in the First Amended and Restated 6% Convertible Secured Debenture dated January 6, 2004, attached hereto as Exhibit G, Karlgar (for the benefit of Arthur Cohn) received the right to convert the aggregate amount (including accrued interest) that Karlgar (for the benefit of Arthur Cohn) had loaned or was obligated to loan to the Issuer as of such date of $441,750 (which amount included all previous loans to Issuer (including reimbursed expenses) as set forth in the documents attached hereto as Exhibits B, C, D and E) and an additional loan of $400,000 for an aggregate loan amount of $841,750 into shares of Common Stock at a conversion price of $0.04 per share subject to adjustment under certain circumstances. The loan under this agreement bore interest at the rate of 6% per annum payable on maturity, was due April 30, 2004, was secured by the assets of the Issuer and superceded all prior loan agreements between Karlgar (for the benefit of Arthur Cohn) and the Issuer.

     (4) Represents 3,741,111 shares of Common Stock and currently exercisable warrants to purchase 4,741,111 shares of Common Stock acquired directly from the Issuer on the terms and conditions set forth in the Conversion Agreement and the Warrant. The Conversion Agreement and the Warrant were entered into in connection with the conversion of loans, including accrued interest, in the aggregate amount of $841,750 that Karlgar (for the benefit of Arthur Cohn) had provided to the Issuer on the terms and conditions set forth in the Loan Documents. The Conversion Agreement provides for the issuance to Arthur Cohn of 3,741,111 shares of Common Stock and, on the terms and conditions set forth in the Warrant, currently exercisable warrants to purchase 3,741,111 and 1,000,000 shares of Common Stock at a price of $1.00 and $.85 per share, respectively. Such shares of Common Stock and warrants were issued in lieu of the rights held by Karlgar (for the benefit of Arthur Cohn) under the 6% Convertible Secured Debenture dated January 6, 2004, attached hereto as Exhibit G which provided for a conversion price of $.04 which would have resulted in the issuance of 21,043,750 shares of fully paid Common Stock to Karlgar (for the benefit of Arthur Cohn) verses the 3,741,111 shares of fully paid Common Stock and warrants to purchase 4,741,111 shares of Common Stock that Arthur Cohn actually received. The Conversion Agreement also provides for the grant of certain registration rights with respect to the shares of Common Stock issued pursuant to the Conversion Agreement and upon exercise of the Warrant (including certain indemnities and the obligation to pay certain expenses of registration). Under the Conversion Agreement, all such shares, warrants and rights were transferred to Arthur Cohn's name for no consideration from Arthur Cohn. The Warrant has a three-year term and the number of shares of Common Stock to be issued upon exercise of the Warrant is subject to adjustment on the occurrence of certain events described in the Warrant. The Conversion Agreement and the Warrant supercede the Loan Documents.

     (5) On May 7, 2004, at the request of the Issuer and due to the Issuer's need for cash, Arthur Cohn loaned $45,000 to the Issuer pursuant to a Promissory Note (Unsecured), attached hereto as Exhibit I, that was due within five days of the closing of a private placement of securities of the Issuer. The Promissory Note did not provide for interest unless it was not repaid when due, in which case, interest was to accrue at the highest rate allowed by law. On June 7, 2004, at the request of the Issuer and due to the Issuer's need for cash, Arthur Cohn received the right to convert the outstanding $45,000 he had loaned the Issuer as of such date and an additional loan of $55,000 for an aggregate loan amount of $100,000 into shares of Common Stock at a conversion price of $.50 per share, for an aggregate amount of 200,000 shares of Common Stock, 200,000 warrants to purchase shares of Common Stock at an exercise price of $1.00 per share and 200,000 warrants to purchase shares of Common Stock at an exercise price of $1.25 per share. The consolidated loan supercedes the Promissory Note (Unsecured) dated May 7, 2004, attached hereto as Exhibit I. The consolidated loan has not been documented.


(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares of Common Stock beneficially owned by Arthur Cohn.

(e) Arthur Cohn has not ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as set forth above in Items 4 and 5(c) (which information is incorporated herein by reference) and below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Arthur Cohn and any other person with respect to the Common Stock.

     The Loan Documents were entered into with the Issuer by Karlgar; however, pursuant to an informal and unwritten arrangement and understanding among Arthur Cohn and Karlgar, the Loan Documents were entered into for the benefit of Arthur Cohn who at all times had sole beneficial interest in all rights under the Loan Documents. All such rights were transferred to Arthur Cohn's name as of March 17, 2004 for no consideration from Arthur Cohn pursuant to the Conversion Agreement.

     Arthur Cohn is aware that his son, Marcus Cohn, beneficially owns 2,000,000 shares of Common Stock. Arthur Cohn expressly disclaims that Arthur Cohn and Marcus Cohn comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Arthur Cohn expressly disclaims beneficial ownership of shares of Common Stock beneficially owned by Marcus Cohn.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.     Assignment and Agreement to Convert Debt dated March 17, 2004.

Exhibit B.     $72,000 Convertible Secured Debenture dated October 30, 2002.

Exhibit C.     $30,000 Convertible Secured Debenture dated March 14, 2003.

Exhibit D.     $52,000 Secured Promissory Note dated July 23, 2003.

Exhibit E.     6% Convertible Secured Debenture dated September 10, 2003.

Exhibit F.     Amendment No. 1 dated September 10, 2003 to the 6% Convertible
               Secured Debenture dated September 10, 2003.

Exhibit G.     First Amended and Restated 6% Convertible Secured Debenture dated
               January 6, 2004.

Exhibit H.     Common Stock Purchase Warrant dated March 19, 2004.

Exhibit I.     Promissory Note (Unsecured) dated May 7, 2004.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

-------------------------------------------------------------------------------




Date:  June 10, 2004                         /s/ Arthur Cohn
                                             -----------------------------------
                                             Arthur Cohn

                                                                       EXHIBIT A
                                                                       ---------

                    ASSIGNMENT AND AGREEMENT TO CONVERT DEBT

     This Assignment and Agreement to Convert Debt (the "Agreement") is made as of the 17th day of March 2004 by and between Karlgar Limited or its assigns (referred to herein as the "Assignor"), Arthur Cohn (referred to herein as the "Assignee") and SBS Interactive, Co., a Florida corporation (referred to herein as the "Company"). This Agreement memorializes a verbal agreement reached by the parties on February 6, 2004 based on the following:

                                    RECITALS

     A. The Assignor has loaned money to the Company or its wholly-owned subsidiary, SBS Interactive, Inc., a Nevada corporation (the "Subsidiary"). The Company, the Assignor and the Assignee agree that, as of the date of this Agreement, the total amount of principal and interest owed under all loans made by the Assignor to the Company or its Subsidiary, including, but not limited to, that certain Convertible Secured Debenture dated October 30, 2002, that certain Convertible Secured Debenture dated March 14, 2003, that certain senior Secured Promissory Note dated July 22, 2003, that certain Pledge and Security Agreement dated September 10, 2003, that certain 6% Convertible Secured Debenture due January 30, 2004, that certain Amendment No. 1 to 6% Convertible Secured Debenture due January 30, 2004, and that certain first Amended and Restated 6% Convertible Secured Debenture due April 30, 2004 (which documents, collectively, shall be referred to as the "Debt Instruments"), is $841,750 (the "Amount Owed"). The Assignor acknowledges that all funds loaned by the Assignor to the Company were provided to the Assignor by the Assignee in accordance with the schedule set forth on Attachment 1, which is attached to this Agreement and made a part of it.

     B. The Assignor wishes to assign all of its right, title and interest to this Agreement, to the Amount Owed and to the Debt Instruments to the Assignee and the Assignee, by executing this Agreement, accepts the assignment.

     C. The Company wishes to pay the Amount Owed by issuing securities to the Assignee and the Assignee has agreed to accept the Company's securities as full and final payment of the Amount Owed, in accordance with the terms of this Agreement.

     Therefore, the Company, the Assignor and the Assignee agree as follows:

                                    AGREEMENT

     1.   Assignment of Agreement and Debt Instruments.
          --------------------------------------------

         By executing this Agreement the Assignor transfers and assigns all of its right, title and interest in and to all instruments evidencing the Amount Owed, which shall include promissory notes, debentures and security agreements (the "Debt Instruments") and relinquishes any and all right to collect the Amount Owed. By executing this Agreement the Assignee accepts the assignment. By executing this Agreement the Company agrees to the assignment.

     2.   Transfer of Securities and Cancellation of Debt.
          -----------------------------------------------

         (a) Securities to be Issued. Upon execution of this Agreement, the Assignee agrees to accept, and the Company agrees to issue and transfer to the Assignee, the following securities in full and final payment of the Amount Owed:

               (i) 3,741,111 shares of the Company's Common Stock, $0.001 par value, (the "Shares");

               (ii) Subject to subparagraph (b), a warrant to purchase 3,741,111 shares of the Company's Common Stock at a price of $1.00 per share. The warrant shall have a term of 3 years; and

               (iii) Subject to subparagraph (b), a warrant to purchase 1,000,000 shares of the Company's Common Stock at a price of $0.85 per share. The warrant shall have a term of 3 years.

         Collectively, the warrants described in subsections (ii) and (iii) above shall be referred to in this Agreement as the "Warrants". The Warrants shall be substantially in the form attached hereto as Attachment 2 to this Agreement.

         The Company acknowledges receipt of the Debt Instruments from the Assignee. Within 24 hours of receipt of a copy of this Agreement executed by the Assignor and the Assignee, the Company will transfer the Shares and the Warrants to the Assignee or the Assignee's agent.

         (b) Price Adjustment to Warrants. If within 75 days of the date of this Agreement the Company undertakes a financing through the sale of its securities which financing includes warrants (the "Offering Warrants"), and any Offering Warrant has an exercise price that is less than the exercise price set forth in subparagraph (a)(ii) above, then the exercise price of the Warrant described in subparagraph (a)(ii) above shall be reduced to the lowest Offering Warrant exercise price and the exercise price set forth in subparagraph (a)(iii) above shall be reduced to 85% of the lowest Offering Warrant exercise price.

         (c) Securities Filings. The Company shall be responsible for the preparation and filing of all reports required to be filed with the Securities Exchange Commission by the Securities Act of 1933 and the Securities Exchange Act of 1934, including the Schedule 13G and the Form 3 required to be filed by the Assignee.

     3.   Registration Rights.
          -------------------

         (a) Demand Registration. Upon receipt of a written request from the Assignee, which request shall not be made prior to August 1, 2004, the Company shall prepare and file with the Securities and Exchange Commission (the "Commission") a "shelf" registration statement covering the resale of the Shares and the Common Stock underlying the Warrants (collectively, the "Registrable Securities") for an offering to be made on a continuous basis pursuant to Rule

415. Subject to the terms of this Agreement, the Company shall use its best efforts to cause the registration statement to be declared effective under the Securities Act of 1933 (the "Securities Act") as promptly as possible after the filing thereof, but in any event prior to December 31, 2004, and shall use its best efforts to keep such registration statement continuously effective under the Securities Act until the date which is two years after the date that such registration statement is declared effective by the Commission or such earlier date when the Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company's transfer agent and the Assignee (the "Effectiveness Period").

         (b) Piggyback Registration. If at any time prior to August 1, 2004 the Company proposes to register (including for this purpose a registration effected by the Company for shareAssignees of the Company other than the Assignee) securities under the Securities Act on Form S-1, S-2, S-3 or SB-2 (or any replacement or successor forms) (a "Piggyback Registration"), the Company shall cause to be included in such registration statement and use reasonable efforts to be registered under the Securities Act all the Registrable Securities that the Assignee shall request to be registered; provided, however, that such right of inclusion shall not apply to any registration statement covering an underwritten offering unless the underwriter or its agent agrees in writing to the inclusion of the Registrable Securities. The Company shall have the absolute right to withdraw or cease to prepare or file any registration statement for any offering referred to in this Section 3 without any obligation or liability to the Assignee.

         (c) Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to the registration statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the OTCBB, and (B) in compliance with applicable state securities or Blue Sky laws reasonably agreed to by the Company in writing (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdiction as requested by the Assignee), (ii) printing expenses (including, without limitation, expenses of printing certificates for the Registrable Securities and of printing prospectuses requested by the Assignee), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company and up to $5,000 in fees of counsel for the Assignee for review of the registration statement, including the prospectus, and any pre-effective amendments thereto and for the preparation and filing of a Form 3 and a Form 13G, and (v) fees and expenses of all other persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with its obligations under this Section 3 (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on the OTCBB. In no event shall the Company be responsible for any broker or similar commissions or any legal fees (other than those set forth in subparagraph (iv) above) or other costs of the Assignee.

         (d) Company's Obligation. In connection with the Company's registration obligations hereunder, the Company shall:

               (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the prospectus used in connection therewith as may be necessary to keep the registration statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional registration statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause any related prospectus to be amended or supplemented by any required prospectus supplement and as so supplemented or amended to be filed pursuant to Rule 424;
          (iii) respond as promptly as reasonably possible, and in any event within 20 trading days, to any comments received from the Commission with respect to a registration statement or any amendment thereto; and
          (iv) comply in all material respects with the provisions of the Securities Act and the Securities Exchange Act of 1934 with respect to the disposition of all Registrable Securities covered by the registration statement during the applicable period in accordance with the intended methods of disposition by the Assignee set forth in such registration statement as so amended or in such prospectus as so supplemented.

               (ii) Notify the Assignee (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made) as promptly as reasonably possible (u)(A) when a prospectus or any prospectus supplement or post-effective amendment to a registration statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of such registration statement and whenever the Commission comments in writing on such registration statement (the Company shall provide true and complete copies thereof and all written responses thereto to the Assignee); and (C) with respect to the registration statement or any post-effective amendment, when the same has become effective; (v) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the registration statement or prospectus or for additional information;
          (w) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement covering any or all of the Registrable Securities or the initiation of any proceedings for that purpose; (x) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceeding for such purpose; (y) of the occurrence of any event or passage of time that makes the financial statements included in a registration statement ineligible for inclusion therein or any statement made in a registration statement or prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to a registration statement, prospectus or other document so that, in the case of a registration statement or the prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and (z) the occurrence or existence of any pending corporate development with respect to the Company that the Company believes may be material and that, in the determination of the Company, makes it not in the best interests of the Company to allow continued availability of the registration statement or prospectus; provided, however, that any and all of such information shall remain confidential to the Assignee until such information otherwise becomes public, unless disclosure by the Assignee is required by law.

               (iii) Promptly deliver to the Assignee, without charge, as many copies of the prospectus or prospectuses (including each form of prospectus) and each amendment or supplement thereto as the Assignee may reasonably request. Subject to the terms of this Agreement, the Company hereby consents to the use of such prospectus and each amendment or supplement thereto by the Assignee in connection with the offering and sale of the Registrable Securities covered by such prospectus and any amendment or supplement thereto.

               (iv) Use commercially reasonable efforts to register or qualify the resale of such Registrable Securities as required under applicable securities or Blue Sky laws of each State within the United States as the Assignee requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or subject the Company to any material tax in any such jurisdiction where it is not then so subject.

               (v) Cooperate with the Assignee to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be delivered to a transferee pursuant to a registration statement, which certificates shall be free of all restrictive legends (to the extent allowed by law), and to enable such Registrable Securities to be in such denominations and registered in such names as the Assignee may request.

               (vi) Upon the occurrence of any event contemplated by this
          Section 3, as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to a registration statement or a supplement to the related prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither a registration statement nor such prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If the Company notifies the Assignee in accordance with clauses (ii) through (vi) of Section 3(d)(ii) above to suspend the use of any prospectus until the requisite changes to such prospectus have been made, or the Company otherwise notifies the Assignee of its election to suspend the availability of a registration statement and prospectus pursuant to clause (z) of Section 3(d)(ii), then the Assignee shall suspend use of such prospectus. The Company will use its best efforts to ensure that the use of the prospectus may be resumed as promptly as is practicable, except that in the case of suspension of the availability of a registration statement and prospectus pursuant to clause (z) of Section 3(d)(ii), the Company shall not be required to take such action until such time as it shall determine that the continued availability of the registration statement and prospectus is no longer not in the best interests of the Company.

               (vii) Comply with all applicable rules and regulations of the Commission.

               (viii) Use its reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a registration statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.

               (ix) The Company may require the Assignee to furnish to the Company a statement as to the number of shares of Common Stock beneficially owned by the Assignee and, if requested by the Commission, the controlling person thereof, within three trading days of the Company's request.

     4.   Indemnifications Relating to Registration.
          -----------------------------------------

         (a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless the Assignee, the officers, directors, agents and employees of the Assignee, each person who controls any the Assignee (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in a registration statement, any prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (1) such untrue statements or omissions or alleged untrue statements or omissions are based upon information regarding the Assignee furnished in writing to the Company by the Assignee expressly for use therein, or to the extent that such information relates to the Assignee or the Assignee's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Assignee expressly for use in a registration statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 3(d)(ii)(u)-(x), the use by the Assignee of an outdated or defective prospectus after the Company has notified the Assignee in writing that the prospectus is outdated or defective and prior to the receipt by the Assignee of a writing by the Company that the use of the applicable prospectus may be resumed. The Company shall notify the Assignee promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware.

         (b) Indemnification by Assignee. The Assignee shall indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses (as determined by a court of competent jurisdiction in a final judgment not subject to appeal or review) arising out of or based upon any untrue statement of a material fact contained in any registration statement, any prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of or based solely upon: (i) the Assignee's failure to comply with the prospectus delivery requirements of the Securities Act or (ii) any untrue statement or omission of a material fact required to be stated therein or necessary to make the statements therein not misleading to the extent, but only to the extent, such untrue statement or omission is contained in any information so furnished in writing by the Assignee to the Company specifically for inclusion in such registration statement or such prospectus or to the extent that (1) such information relates to the Assignee or the Assignee's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by the Assignee expressly for use in the registration statement, such prospectus or such form of prospectus or in any amendment or supplement thereto or (2) in the case of an occurrence of an event of the type specified in Section 3(d)(ii)(u)-(x), the use by the Assignee of an outdated or defective prospectus after the Company has notified the Assignee in writing that the prospectus is outdated or defective and prior to the receipt by the Assignee of a writing by the Company that the use of the applicable prospectus may be resumed.

         (c) Conduct of Indemnification Proceedings. If any proceeding shall be brought or asserted against any person entitled to indemnity hereunder (an "Indemnified Party"), the Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, however, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that such failure shall have prejudiced the Indemnifying Party.

         An Indemnified Party shall have the right to employ separate counsel in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to the Indemnified Party in any such proceeding; or (3) the named parties to any such proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party shall have been advised by counsel that a material conflict of interest is likely to exist if the same counsel were to represent the Indemnified Party and the Indemnifying Party (in which case, if the Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying

Party, the Indemnifying Party shall not have the right to assume the defense thereof and the expense of one such counsel for the Indemnified Party shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such proceeding.

         Subject to the terms of this Agreement, all fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten trading days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, however, that the Indemnifying Party may require the Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that the Indemnified Party is not entitled to indemnification hereunder).

         (d) Contribution. If a claim for indemnification under Section 4(a) or 4(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, the Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 4(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

     5.   Representations by Company.
          --------------------------

         The Company hereby represents and warrants to the Assignee as follows:

               (i) The Company is duly organized, validly existing and in good standing under the laws of the State of Florida.

               (ii) The Company has all requisite power and authority (corporate or otherwise) to execute, deliver and perform this Agreement and the transactions contemplated thereby, and the execution, delivery and performance by the Company of this Agreement has been duly authorized by all requisite action by the Company and this Agreement, when executed and delivered by the Company, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

               (iii) The execution, delivery and performance by the Company of this Agreement and the Warrants have been duly authorized by all requisite corporate action of the Company; and this Agreement and the Warrants have been duly executed and delivered by the Company.

               (iv) The Shares and the Common Stock issued upon exercise of the Warrants will be duly and validly issued, fully paid and nonassessable, and free of any liens or encumbrances.

     6.  Representations by the Assignee.
         -------------------------------

         The Assignee hereby represents and warrants to the Company as follows:

               (i) The Assignee has all requisite power and authority (corporate or otherwise) to execute, deliver and perform this Agreement and the transactions contemplated thereby, and the execution, delivery and performance by the Assignee of this Agreement has been duly authorized by all requisite action by the Assignee and this Agreement, when executed and delivered by the Assignee, constitutes a valid and binding obligation of the Assignee, enforceable against the Assignee in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

               (ii) The Assignee has a pre-existing personal or business relationship with the Company and its officers and directors.

               (iii) The Assignee is an "accredited investor", as that term is defined in Rule 501 of Regulation D in that the Assignee is an entity whose equity owners are accredited investors.

               (iv) The Assignee has complied with all applicable investment laws and regulations in force relating to the legality of an investment in the Shares and the Warrants in the jurisdiction in which it is subject, and the Assignee has obtained any consent, approval or permission required in that jurisdiction.

               (v) The Assignee understands and acknowledges that the Shares and the Warrants have not been registered with the Securities and Exchange Commission under Section 5 of the of the Securities Act or registered or qualified with any applicable state or territorial securities regulatory agency in reliance upon one or more exemptions afforded from registration or qualification.

               (vi) The Assignee understands and acknowledges that the Shares, the Warrants and the Common Stock underlying the Warrants are deemed to be "restricted" securities under the Securities Act, and may be re-sold only pursuant to exemptions provided by the Securities Act. The Assignee understands and acknowledges that the Company is required to place a legend on each certificate and on each Warrant Agreement stating that the Shares, the Warrants and the Common Stock underlying the Warrants have not been registered under the Securities Act.

               (vii) The Assignee understands and acknowledges that: (i) prior to any sale, transfer, assignment, pledge, hypothecation or other disposition of the Shares, the Warrants or the Common Stock underlying the Warrants, it must either: (1) furnish the Company with an opinion of counsel, in form and substance reasonably satisfactory to the Company and to its legal counsel, to the effect that such disposition is exempted from the registration and prospectus delivery requirement under the Securities Act and the securities laws of the jurisdiction in which the Assignee resides, and legal counsel for the Company shall have concurred in such opinion; or (2) satisfy the Company that a registration statement on Form SB-2 under the Securities Act (or any other form appropriate under the Securities Act, or any form replacing any such form) with respect to the securities proposed to be so disposed of shall then be effective; and that such disposition shall have been appropriately qualified or registered in accordance with the applicable securities laws of the jurisdiction in which it resides.

               (viii) The Assignee is entering into this transaction for the Assignee's own account, own risk and own beneficial interest, is not acting as an agent, representative, intermediary, nominee or in a similar capacity for any other person or entity, nominee account or beneficial owner, whether a natural person or entity (each such natural person or entity, an "Underlying Beneficial Owner") and no Underlying Beneficial Owner will have a beneficial or economic interest in the Shares or the Warrants (whether directly or indirectly, including without limitation, through any option, swap, forward or any other hedging or derivative transaction). The Assignee does not have the intention or obligation to sell, pledge, distribute, assign or transfer all or a portion of the Shares or the Warrants to any Underlying Beneficial Owner or any other person

               (ix) The Assignee hereby represents and warrants that the proposed investment in the Company does not directly or indirectly contravene United States federal, state, local or international laws or regulations applicable to the Assignee, including anti-money laundering laws (a "Prohibited Investment").

               (x) Federal regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at (www.treas.gov/ofac). The Assignee hereby represents and warrants that neither the Assignee nor any Underlying Beneficial Owner or Related Person is a country, territory, person or entity named on an OFAC list, nor is the Assignee nor any Underlying Beneficial Owner or Related Person, a natural person or entity with whom dealings are prohibited under any OFAC regulations.

               (xi) The Assignee represents and warrants that the Assignee is not a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure within the meaning of, and applicable guidance issued by the Department of the Treasury concerning, the U.S. Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended, and any regulations promulgated thereunder.

               (xii) The Assignee agrees promptly to notify the Company should the Assignee become aware of any change in the information set forth in subparagraphs (viii) through (xi).

               (xiii) The Assignee agrees to indemnify and hold harmless the Company, its affiliates, their respective directors, officers, shareholders, employees, agents and representatives from and against any and all losses, liabilities, damages, penalties, costs, fees and expenses (including legal fees and disbursements) which may result, directly or indirectly, from the Assignee's misrepresentations or misstatements contained herein or breaches hereof relating to paragraphs (viii) through (xi).

               (xiv) The Assignee understands and agrees that, notwithstanding anything to the contrary contained in any document (including any side letters or similar agreements), if, following the Assignee's investment in the Company, it is discovered that the investment is or has become a Prohibited Investment, such investment may immediately be redeemed by the Company or otherwise be subject to the remedies required by law, and the Assignee shall have no claim against the Company for any form of damages as a result of such forced redemption or other action.

               (xv) Upon the written request from the Company, the Assignee agrees to provide all information to the Company to enable the Company to comply with all applicable anti-money laundering statutes, rules, regulations and policies, including any policies applicable to a portfolio investment held or proposed to be held by the Company. The Assignee understands and agrees that the Company may release confidential information about the Assignee and any Underlying Beneficial Owner(s) or Related Person(s) to any person if the release of such information is necessary to comply with applicable statutes, rules, regulations and policies.

     7.   Termination of Security Interests and Financing Statements.
         -----------------------------------------------------------

         The Assignor and the Assignee acknowledge that upon the transfer of the Shares and the Warrants, all security interests created in favor of the Assignor and Assignee shall terminate and the Company shall be entitled to terminate any and all financing statements in favor of the Assignor or the Assignee, no matter where filed or recorded. At no cost to the Assignor or the Assignee but without the payment of additional consideration, the Assignor and the Assignee shall cooperate with the Company and perform any acts required on the part of the Assignor or the Assignee to terminate the financing statements.

     8.   Miscellaneous.
          -------------

         (a) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company and the Assignee.

         (b) Compliance. The Assignee covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the registration statement.

         (c) Discontinued Disposition. The Assignee agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 3(d)(ii)(u), (v) or (z), such Assignee will forthwith discontinue disposition of such Registrable Securities under a registration statement until such Assignee's receipt of the copies of the supplemented prospectus and/or amended registration statement, or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus or registration statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

         (d) Notices. Any and all notices or other communications or deliveries to be provided by the Assignee hereunder shall be in writing and delivered personally, by facsimile or sent by a nationally recognized overnight courier service, addressed to the Company at 4211 Yonge Street, Suite 235, Toronto, Ontario, Canada M2P 2A9, facsimile number (416) 223-4046, Attn: Todd Gotlieb or such other address or facsimile number as the Company may specify for such purposes by notice to the Assignee delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to the Assignee c/o Greg Suess, 10250 Constellation Boulevard, 19th Floor, Los Angeles, California 90067, facsimile number (310) 556,2920. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (Los Angeles time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Los Angeles time) on any date and earlier than 11:59 p.m. (Los Angeles time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

         (e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties. The Company may not assign its rights or obligations hereunder without the prior written consent of the Assignee of the then-outstanding Registrable Securities. The Assignee may assign its respective rights hereunder to Marcus Cohn or to any entity related to Marcus Cohn.

         (f) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

         (g) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

         (h) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         IN WITNESS WHEREOF, the parties have executed this Agreement to Convert Debt as of the date first written above.

                       SIGNATURES APPEAR ON FOLLOWING PAGE

                                    COMPANY
                                    SBS INTERACTIVE CO.



                                    By:  /s/ Todd Gotlieb
                                       -----------------------------------------
                                         Todd Gotlieb, President


                                    ASSIGNOR
                                    KARLGAR LIMITED



                                    By:  /s/ Marcus Cohn
                                       -----------------------------------------
                                         Marcus Cohn, President


                                    ASSIGNEE
                                    ARTHUR COHN


                                      /s/ Arthur Cohn
                                    --------------------------------------------
                                    Arthur Cohn

                                  ATTACHMENT 1

               SCHEDULE OF LOANS FROM ARTHUR COHN TO KARLGAR, LTD.


Date of Loan                                          Amount Loaned (US Dollars)

November 4, 2002                                              $  72,000

March 19, 2003                                                $  30,000

June 5, 2003                                                  $  10,000

July 25, 2003                                                 $   5,000

July 31, 2003                                                 $  37,000

September 19, 2003                                            $  18,000

October 3, 2003                                               $ 112,300

November 10, 2003                                             $  73,300

December 4, 2003                                              $  73,300
                                                              ---------

TOTAL 2003                                                    $ 430,900


January 13, 2004                                              $ 100,000

January 21, 2004                                              $  50,000

January 29, 2004                                              $ 100,000

February 25, 2004                                             $  50,000

March 9, 2004                                                 $ 100,000
                                                              ---------

TOTAL                                                         $ 400,000

TOTAL OF ALL LOANS (Not including interest)                   $ 830,900
                                                              =========

                                  ATTACHMENT 2

                               WARRANT AGREEMENT



THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO SBS INTERACTIVE CO. THAT SUCH REGISTRATION IS NOT REQUIRED.


                    Right to Purchase ______ Shares of Common Stock of SBS Interactive Co. (subject to adjustment as provided herein)

                          COMMON STOCK PURCHASE WARRANT

No. 2004-__                                          Issue Date:  March __, 2004

         SBS INTERACTIVE CO., a corporation organized under the laws of the State of Florida hereby certifies that, for value received, _________, or assigns (the "Assignee"), is entitled, subject to the terms set forth below, to purchase from the Company from and after the Issue Date of this Warrant and at any time or from time to time before 5:00 p.m., New York time, through three (3) years after such date (the "Expiration Date"), up to ________ fully paid and nonassessable shares of Common Stock, no par value, of the Company, at the Exercise Price (as defined below). The number and character of such shares of Common Stock and the Exercise Price are subject to adjustment as provided herein.

     As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

     (a) The term "Company" shall include SBS Interactive Co. and any corporation which shall succeed or assume the obligations of SBS Interactive Co. hereunder.

     (b) The term "Common Stock" includes (x) the Company's Common Stock, $0.001 par value per share, and (y) any other securities into which or for which any of the securities described in (x) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

     (c) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 3 or otherwise.

     (d) The term "Exercise Price" shall be as follows, subject to adjustment pursuant to Section 4:

         (i)      ________ shares at $0.85;
         (ii)     ________ shares at $1.00

     1.  Exercise of Warrant.

         1.1. Number of Shares Issuable upon Exercise. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, shares of Common Stock of the Company, subject to adjustment pursuant to Section 4, by delivery of an original or fax copy of the exercise notice attached hereto as Exhibit A (the "Exercise Notice") along with payment to the Company of the Exercise Price.

     2.  Procedure for Exercise.

         2.1 Delivery of Stock Certificates, etc. on Exercise. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which both the Exercise Notice and payment have been made for such shares. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 3 business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise.

         2.2. Exercise.

         Payment may be made either in cash or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Exercise Price for the number of Common Shares specified in such form (as such exercise number shall be adjusted to reflect any adjustment in the total number of shares of Common Stock issuable to the holder per the terms of this Warrant) and the Holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable shares of Common Stock (or Other Securities) determined as provided herein.

     3.  Adjustment for Reorganization, Consolidation, Merger, etc.

         3.1. Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person or entity, or (c) transfer all or substantially all of its properties or assets to any other person or entity under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

         3.2. Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrant after the effective date of such dissolution pursuant to Section 3.1 to a bank or trust company having its principal office in New York, NY, as trustee for the Holder of the Warrant.

         3.3. Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 3. In the event this Warrant does not continue in full force and effect after the consummation of the transactions described in this Section 3, then only in such event will the Company's securities and property (including cash, where applicable) receivable by the holders of the Warrant be delivered to the Trustee as contemplated by Section 3.2.

     4. Adjustments for Stock Splits, Combinations, etc. In the event that the Company shall (a) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Exercise Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Exercise Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Exercise Price then in effect. The Exercise Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 4. The number of shares of Common Stock that the holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be increased to a number determined by multiplying the number of shares of Common Stock that would otherwise (but for the provisions of this Section 4) be issuable on such exercise by a fraction of which (a) the numerator is the Exercise Price that would otherwise (but for the provisions of this Section 4) be in effect, and (b) the denominator is the Exercise Price in effect on the date of such exercise.

     5. Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrant, the Company at its expense will promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Exercise Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to the holder of the Warrant and any Warrant agent of the Company (appointed pursuant to Section 11 hereof).

     6. Reservation of Stock Issuable on Exercise of Warrant. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant.

     7. Assignment; Exchange of Warrant. Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered holder hereof (a "Transferor") with respect to any or all of the shares underlying this Warrant. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, the Company at its expense but with payment by the Transferor of any applicable transfer taxes) will issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor.

     8. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

     9. Registration Rights. The Holder of this Warrant has been granted certain registration rights by the Company. These registration rights are set forth in that certain Agreement to Convert Debt entered into by the Company and Purchaser of the Company's Common Stock at or prior to the issue date of this Warrant.

     10. Intentionally left blank.

     11. Warrant Agent. The Company may, by written notice to each holder of the Warrant, appoint an agent for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 7, and replacing this Warrant pursuant to
Section 8, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

     12. Transfer on the Company's Books. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

     13. Notices, etc. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

     14. Voluntary Adjustment by the Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

     15. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of State of California without regard to principles of conflicts of laws. Any action brought concerning the transactions contemplated by this Warrant shall be brought only in the state courts of located in the city of Los Angeles, California or in the federal courts located in the city of Los Angeles, California. The individuals executing this Warrant on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. The Company and Holder each acknowledges that legal counsel participated or had an opportunity to participate in the preparation of this Warrant and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Warrant to favor any party against the other party.



                      [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the Company has executed this Warrant under seal as of the date first written above.

                                    SBS INTERACTIVE CO.



                                    By:_____________________________________






                                    ASSIGNEE


                                    By:_____________________________________
                                             Its:

                                                                       Exhibit A

                                 EXERCISE NOTICE
                   (To be signed only on exercise of Warrant)

TO:  SBS Interactive Co.

     The undersigned, pursuant to the provisions set forth in the attached Warrant (No.____), hereby irrevocably elects to purchase:

     ________ shares of the Common Stock covered by such Warrant.


The undersigned herewith makes payment of the full Exercise Price for such shares at the price per share provided for in such Warrant, which is an aggregate of $___________.


The undersigned requests that the certificates for such shares be issued in the name of, and delivered to _________________________________ whose address is
________________________________.

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable upon exercise of the within Warrant shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration under the Securities Act.

Dated:___________________                _______________________________________
                                         (Signature must conform to name of
                                         holder as specified on the face of the
                                         Warrant)


                                         _______________________________________
                                                     (Address)

                                                                       Exhibit B

                         FORM OF TRANSFEROR ENDORSEMENT
                   (To be signed only on transfer of Warrant)

     For value received, the undersigned hereby sells, assigns, and transfers unto the person(s) named below under the heading "Transferees" the right represented by the Warrant to purchase the number of shares of Common Stock of SBS Interactive Co. to which such Warrant relates specified under the heading "Number of Shares Transferred," respectively, opposite the name(s) of such person(s) and appoints each such person Attorney to transfer its respective right on the books of SBS Interactive Co. with full power of substitution in the premises.


                                                     Number of Shares
           Transferees                                 Transferred
           -----------                                 -----------


__________________________________                 ________________________

__________________________________                 ________________________

__________________________________                 ________________________






Dated:__________________, _______        _______________________________________
                                         (Signature must conform to name of
                                         holder as specified on the face of the
                                         warrant)

Signed in the presence of:


_________________________________        _______________________________________
         (Name)                                       (address)

                                         _______________________________________
ACCEPTED AND AGREED:                                  (address)
[TRANSFEREE]


_________________________________
           (Name)

                                                                       EXHIBIT B
                                                                       ---------

Issued to:    KARLGER LIMITED
              Tropic Isle Building
              P.O. Box 438 Road Town
              Tortola, British Virgin Islands

                               SBS INTERACTIVE CO.
                              SBS INTERACTIVE, INC.
                            200 Viceroy Ave., Unit 5
                                Concord, Ontario
                           L4K 3N8 Fax (905) 660-1122

                          CONVERTIBLE SECURED DEBENTURE
                          -----------------------------

$72,000.00 (US)                                                 October 30, 2002

1. Each of SBS Interactive Co., a Florida Corporation and SBS Interactive, Inc., a Nevada Corporation (collectively hereinafter referred to as the "Company") for value received hereby promises to pay, jointly and severally, to Karlgar Limited ("Karlgar"), at its address specified above or such other address as Karlgar may designate in writing, the principal amount of Seventy Two Thousand Dollars ($72,000) (the "Principal Amount") in the manner hereinafter provided, together with all other moneys which may from time to time be owing hereunder or pursuant hereto.

2. PRINCIPAL PAYMENTS. Subject to the provisions of this Convertible Secured Debenture, the said principal amount, together with all other monies owing hereunder, shall become due and payable on the date which is ninety (90) days from the date hereof.

3. REDEMPTION. This Convertible Secured Debenture shall be redeemable in full at any time prior to maturity, upon at least ten (10) days prior written notice.

4. SECURITY. As security for the payment of the principal, interest and all other moneys from time to time payable under this Convertible Secured Debenture, and the performance by the Company of all its obligations hereunder and to better secure the principal, interest and other monies from time to time secured hereunder, but subject to Permitted Encumbrances and to the exception as to leaseholds hereinafter contained, the Company hereby grants a security interest in and grants, assigns, mortgages and charges, as and by way of a first, fixed and specific mortgage and charge to and in favour of Karlgar:

     (a) all real immoveable property, both freehold and leasehold, now owned or hereafter acquired by the Company or its parent or subsidiaries, together with all buildings, erections, fixed machinery and fixed equipment presently situated thereon or which may at any time hereafter be constructed or placed thereon or used in connection therewith;

     (b) all furniture, machinery, equipment, vehicles, accessories and other tangible personal property (other than Inventory) now owned or hereafter acquired by the Company or its parent or subsidiaries or in respect of which the Company or its parent or subsidiaries now or hereafter has any right, title or interest, together with any proceeds of sale or disposition thereof;

     (c) All intellectual and intangible property, including without limitation, all patents, copyrights, trade marks, trade secrets, source code, object code now owned or hereafter acquired by the Company or its parent or subsidiaries or in respect of which the Company or its parent or subsidiaries now or hereafter has any right, title or interest, together with any proceeds of sale or disposition thereof;

     (d)  All proceeds of the foregoing.

     And for the same consideration and purposes and subject to the same exceptions, the Company hereby charges as and by way of a first floating charge to and in favour of Karlgar the undertaking of the Company and all its property and assets for the time being, both present and future, and of whatsoever nature and wherever situate (other than property and assets from time to time effectively subjected to the fixed and specific mortgages and charges created hereby or by any instrument supplemental hereto).

     Provided that such floating charge shall not prevent the Company from time to time until the security hereby constituted shall have become enforceable from selling, leasing or otherwise disposing of the property, rights and assets included in such floating charge or from giving security constituting Permitted Encumbrances, all in the ordinary course of its business and subject to the provisions of this Convertible Secured Debenture. In particular, the Company may give security to its bankers on its Inventory or by way of assignment of its accounts receivable (except to the extent such accounts receivable represent proceeds of the sale or disposition of property specifically mortgaged or charged hereunder or under any instrument supplemental hereto) and such security if, validly perfected shall rank prior to the lien hereof on such assets without further action by Karlgar. Notwithstanding any other provision of this Convertible Secured Debenture except as provided in the foregoing sentence, the security interests constituted hereby and by any supplemental security granted to Karlgar shall not be subordinate to, nor is there any intention to subordinate such security interests to, any Permitted Encumbrances or security interests held by others.

     All security interests created by this Convertible Secured Debenture attach immediately upon execution of the Convertible Secured Debenture. The attachment of the floating charge has not been postponed and the floating charge shall attach to any particular property intended to be subject to it as soon as the Company has rights in such property. All property and assets of the Company whether specifically charged or subjected to the floating charge are hereinafter referred to as the "Mortgaged Premises".

5. CONVERSION OF DEBENTURE. At any time prior to the repayment of the Principal Amount, Karlgar shall have the right to require the Company to convert all or any portion of the Principal Amount owing by the Company hereunder into fully paid and non-assessable common shares (the "Shares") of SBS Interactive, Co. at a conversion rate equal to one (1) common share for the lesser of:

     (a)  Two Dollars ($2.00) (US); or

     (b) the dollar amount per common share which SBS Interactive, Co.'s common stock sold in its most recent private placement;

     of the Principal Amount hereunder so converted

     Such conversion will he effected by the surrender of this Convertible Secured Debenture at the office of the SBS Interactive, Co. at 200 Viceroy Road, Unit 5, Concord, Ontario, L4K 3N8, accompanied by a written instrument of surrender signed by Karlgar notifying SBS Interactive, Co. as to the exercise of the right of conversion, specifying that the amount of Principal Amount hereunder being converted and setting forth the name and address of the person(s) in whose name(s) the shares issuable upon such conversion are to be registered.

     As promptly as practicable after the surrender of this Convertible Secured Debenture for conversion, SBS Interactive, Co. shall issue to Karlgar or its nominee(s) a certificate or certificates representing fully paid and non-assessable Shares into which all or a portion of the Principal Amount hereunder has been converted.

     No fractional share or scrip representing a fractional share shall be required to be issued upon the conversion of this Convertible Secured Debenture. If the conversion of this Convertible Secured Debenture would otherwise result in a fractional share, SBS Interactive, Co. shall, in lieu of issuing such fractional share, pay to Karlgar an amount equal to the fair market value of the fractional share based upon the then prevailing market price for a whole share.

     The conversion of this Convertible Secured Debenture shall be deemed to have been made at the close of business on the date on which this Convertible Secured Debenture is surrendered for conversion, so that Karlgar's rights in respect of the converted portion shall terminate at such time, and the person or persons entitled to receive the shares into which the whole or any part of this Convertible Secured Debenture is converted shall be treated, as between SBS Interactive, Co. and such person or persons as having become the holder or holders of record of such shares at such time.

     If SBS Interactive, Co. at any time subdivides or consolidates the shares issuable upon conversion, Karlgar shall thereafter be entitled on conversion to receive the shares to which it was before such subdivision or consolidation entitled, as subdivided or consolidated, and the conversion rate of indebtedness shall be adjusted accordingly. Any such adjustment shall become effective on the date and at the time that such subdivision or consolidation becomes effective.

     In case of:

     (a)  any reclassification of change of shares issuable upon conversion;

     (b) any consolidation, merger, or amalgamation of SBS Interactive, Co. with or into another corporation or corporations;

     (c) the sale of properties and assets of SBS Interactive, Co. substantially as an entirety to any other corporation or corporations followed by a winding-up of SBS Interactive, Co. or a distribution of its assets to the shareholders; or

     (d) the sale of the properties and assets of SBS Interactive, Co. substantially as an entirety to another person or persons in exchange for securities in or of such other person or persons or any affiliate thereof;

     Karlgar shall have the right thereafter to convert this Convertible Secured Debenture (or any portion thereof) into the kind and amount of shares or other securities and property (or the applicable portion thereof) receivable on such reclassification, change, consolidation, merger, amalgamation or sale that Karlgar would have been entitled to receive thereupon had Karlgar been the registered holder of the number of shares into which this Convertible Secured Debenture might have been converted immediately prior thereto. The provisions of this section shall similarly apply to successive reclassifications and changes of shares and to successive consolidations, mergers, amalgamations and sales.

6. EXCEPTION AS TO LEASEHOLDS. It is hereby declared that the last day of any term of years reserved by any lease or sublease, verbal or written, or any agreement therefor, now held or hereafter acquired by the Company is excepted out of the Mortgaged Premises, but the Company shall stand possessed of any such reversion upon trust to assign and dispose thereof as Karlgar may direct.

7. COVENANTS. This Convertible Secured Debenture is issued subject to and with the benefit of all the covenants, terms and conditions in Schedule "A" hereto which Schedule forms a part hereof.

8. EXTENSIONS AND AMENDMENTS. Any agreement for the extension of the time of payment of the moneys hereby secured or any part thereof made at, before or after maturity, and prior to be the execution of a discharge or release of this Convertible Secured Debenture, or any agreement for altering the term, the amount of the principal payments hereunder or any other covenant or condition hereof, need not be registered in any office of public record but shall be effectual and binding upon the Company and upon every subsequent mortgagee, chargee, encumbrancer or other person claiming an interest in the Mortgaged Premises or any part thereof when executed by the Company and delivered to Karlgar.

9. RECEIPT. The Company hereby acknowledges receipt of a true copy of this Convertible Secured Debenture.

10. BINDING EFFECT, GOVERNING LAW AND HEADINGS. These presents are binding upon the parties hereto and their respective successors and assigns. This Convertible Secured Debenture shall be governed by and construed in accordance with the laws of the State of California and the laws of United States applicable therein. The division of this Convertible Secured Debenture into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Convertible Secured Debenture.

11. INVALIDITY, ETC. Each of the provisions contained in this Convertible Secured Debenture is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of-competent jurisdiction shall not affect the validity or enforceability of any other provision of Convertible Secured Debenture.

12. FACSIMILE OR ELECTRONIC COPY. This Convertible Secured Debenture may be executed by facsimile or electronic copy either of which will be deemed an original.

13. INCORPORATION BY REFERENCE. Schedule A is hereby incorporated herein in its entirety by this reference and made a part of this Convertible Secured Debenture.

     IN WITNESS WHEREOF the Company has executed this Convertible, Secured Debenture.

                              SBS INTERACTIVE CO.
                              A Florida Corporation

                              By:  /S/ BARRY ALTER
                                  -----------------------------------------
                              Name:  Barry Alter
                              Title: Vice-President
                                       c/s

                              (I have authority to bind the corporation)

                              SBS INTERACTIVE, INC.
                              A Nevada Corporation


                              By:  /S/ BARRY ALTER
                                  -----------------------------------------
                              Name:  Barry Alter
                              Title: Vice-President
                                       c/s

                              (I have authority to bind the corporation)



Schedule "A" - Terms and Conditions

                                  SCHEDULE "A"

1. EACH OF SBS INTERACTIVE, INC. AND SBS INTERACTIVE, CO. HEREBY DECLARES, COVENANTS AND AGREES THAT IT, AS THE CASE MAY BE:

     (a) AS TO TITLE - is the sole legal and beneficial owner of the Mortgaged Premises and owns the same free of all encumbrances other than Permitted Encumbrances;

     (b) FURTHER ASSURANCES - shall at its expense on the request of Karlgar, execute and deliver to Karlgar such further assurances and documents as Karlgar may require to perfect Karlgar's security on all or any part of the Mortgaged Premises, including any UCC-1 Financing Statements or Deeds of Trust or to specifically charge any or all of the property then subject to the floating charge created hereby;

     (c) TO MAINTAIN CORPORATE EXISTENCE AND SECURITY - shall maintain its corporate existence in good standing, shall keep the Mortgaged Premises in good condition and repair, shall maintain the security hereby created as a valid and effective security at all times so long as any moneys are outstanding hereunder, shall carry on and conduct its business in a proper and efficient manner and in accordance with all applicable law, shall not materially alter the kind of business carried on by it, shall advise Karlgar promptly in writing of any proposed change in its name, shall observe and perform all of its obligations under leases, licenses and other agreements to which it is a party so as to preserve and protect the Mortgaged Premises and the income therefrom, and shall keep proper books of accounts with correct entries of all transactions in relation to its business;

     (d) NOT TO SELL - shall not, except as otherwise permitted hereunder, remove, destroy, lease, sell or otherwise dispose of any of the Mortgaged Premises; provided that the Company may sell or otherwise dispose of furniture, machinery, equipment, vehicles and accessories which have become worn out or damaged or otherwise unsuitable for their purposes on condition that it shall substitute therefor, subject to the lien hereof and free from prior liens or charges, property of equal value so that the security hereby constituted shall not thereby be in any way reduced or impaired;

     (e) TO INSURE - shall keep insured the Mortgaged Premises with reputable insurers approved by Karlgar in such amounts against loss or damage by fire and other causes or perils as Karlgar may reasonably require and shall pay all premiums necessary for such purposes as the same shall become due. All policies of insurance issued in respect of the Mortgaged Premises and all proceeds thereof are hereby assigned to Karlgar as security for the Company's obligations hereunder. Each policy of insurance shall show Karlgar as loss payee, as its interest may appear, shall contain such mortgage clauses as Karlgar may require, shall be in terms satisfactory to Karlgar and, at the request of Karlgar, shall be delivered to and held by Karlgar subject to the rights of holders of Permitted Encumbrances; and

     (f) NO ACTIONS - has received no notice of and has no knowledge of any pending, potential or threatened litigation or claim for judicial or administrative action which would adversely affect the Mortgaged Premises or their use or market value.

2. WAIVER OF COVENANTS. Karlgar may waive in writing any breach by the Company of any of the provisions contained in this Convertible Secured Debenture or any default by the Company in the observance or performance of any covenant or condition required to be observed or performed by the Company hereunder, provided that no such waiver or any other act, failure to act or omission by Karlgar shall extend to or be taken in any manner to affect any subsequent breach or default or the rights of Karlgar resulting therefrom.

3. EVENTS OF DEFAULT. The whole of the principal balance remaining unpaid together with all other moneys secured by this Convertible Secured Debenture shall, at the option of Karlgar, become immediately due and payable and the security hereby created shall become enforceable in each of the following events (each event being herein called an "event of default"):

     (a) if the Company defaults in payment of the principal on this Convertible Secured Debenture or on any other indebtedness of the Company to Karlgar when the same becomes due;

     (b) if the Company ceases or threatens to cease to carry on its business or defaults in the performance or observance of any of the covenants contained in Section l of this Schedule;

     (c) if there is any material misrepresentation or misstatement contained in any certificate or document delivered by the Company or an officer or director of the Company in connection with any financing provided by Karlgar including the financing provided for in this Convertible Secured Debenture;

     (d) if the Company institutes any proceeding or takes any corporate action or executes any agreement or notice of intention to authorize its participation in or commencement of any proceeding (i) seeking to adjudicate it a bankrupt or insolvent, or (ii) seeking liquidation, dissolution, winding up, restructuring, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation or organization);

     (e) the Company becomes bankrupt or insolvent or commits an act of bankruptcy, or any proceeding is commenced against or affecting the
          Company:

          (i)  seeking to adjudicate it a bankrupt or insolvent;

         (ii) seeking liquidation, dissolution, winding up, restructuring, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation or organization); or

        (iii) seeking appointment of a Receiver, receiver and manager, liquidator, trustee, agent, custodian or other similar official for it or for any part of its properties and assets, including the Mortgaged Premises or any part thereof;

     (f) any order or judgment is issued by a court granting any of the relief referred to in Section 4(e) hereof;

     (g) if an encumbrancer or secured creditor shall appoint a Receiver or agent or other similar official over any part of the Mortgaged Premises, or take possession of any part of the Mortgaged Premises or if any execution, distress or other process of any court becomes enforceable against any of the property of the Company, or a distress or like process is levied upon any of such property;

     (h) if the Company takes any corporate proceedings for its dissolution, liquidation or amalgamation with another company or if the corporate existence of the Company shall be terminated by expiration, forfeiture or otherwise.

4. ENFORCEMENT. Upon the happening of any event of default, Karlgar may exercise any rights, powers or remedies available to Karlgar at law or in or under applicable legislation and, in addition, shall have the following rights, powers and remedies:

     (a) to enter upon and take possession of all or any part of the Mortgaged Premises;

     (b) to hold, use, repair, preserve and maintain all or any part of the Mortgaged Premises and make such replacements thereof and additions thereto as Karlgar shall deem advisable;

     (c) to exercise all powers necessary to the performance of all functions provided for herein including without limitation the powers to purchase on credit, to borrow money in the Company's name or in its own name and to advance its own money to the Company at such rates of interest as it may deem reasonable;

     (d) to sell, for cash or credit or part cash and part credit, lease or dispose of or otherwise realize upon all or any part of the Mortgaged Premises whether by public auction or by private sale or lease in such manner as Karlgar in its absolute discretion may determine, provided that it shall not be incumbent on Karlgar to sell, lease or dispose of the said property but that it shall be lawful for Karlgar peaceably to use and possess the same without hindrance or interruption by the Company, or any other person or persons whomsoever, and to receive income from such property and to convey, transfer and assign to a purchaser or purchasers the title to any undertaking, property and assets so sold and provided further that in the case of a sale on credit Karlgar shall only be liable to account to the Company, any subsequent encumbrancers and others for moneys actually received by Karlgar;

     (e) to appoint by instrument in writing any person or persons to be a Receiver of all or any portion of the undertaking, property and assets hereby charged, to fix the Receiver's remuneration and to remove any Receiver so appointed and appoint another or others in his stead; and

     (f) to apply to any court of competent jurisdiction for the appointment of a Receiver of all or any portion of the undertaking, property and assets hereby charged.

5. POWERS OF RECEIVER.

     (a)  Any Receiver shall have all of the powers of Karlgar set out in
          Section 4 of this Schedule and, in addition, shall have the following powers:

          (i) to carry on the business of the Company and to enter into any compromise or arrangement on behalf of the Company; and

          (ii) with the prior written consent of Karlgar to borrow money in his name or in the Company's name, for the purpose of carrying on the business of the Company and for the preservation and realization of the undertaking, property and assets of the Company including, without limitation, the right to pay persons having prior charges or encumbrances on properties on which the Company may hold charges or encumbrances, with any amount so borrowed and any interest thereon to be a charge upon the Mortgaged Premises in priority to this Convertible Secured Debenture;

     (b) Any Receiver appointed pursuant to the provisions hereof shall he deemed to be an agent of the Company for the purposes of:

          (i) carrying on and managing the business and affairs of the Company, and

          (ii) establishing liability for all of the acts or omissions of the Receiver while acting in any capacity hereunder and Karlgar shall not be liable for such acts or omissions,

provided that, without restricting the generality of the foregoing, the Company irrevocably authorizes Karlgar to give instructions to the Receiver relating to the performance of its duties as set out herein.

6. APPLICATION OF MONEYS. All moneys actually received by Karlgar or by the Receiver pursuant to Sections 4 and 5 of this Schedule shall be applied:

          (a) first, in payment of claims, if any, of secured creditors of the Company, including any claim of the Receiver pursuant to Section 4 (a), ranking in priority to the charges created by this Convertible Secured Debenture as directed by Karlgar or the Receiver;

          (b) second, in payment of all costs, charges and expenses of and incidental to the appointment of the Receiver (including legal fees and disbursements on a solicitor and its own client basis) and the exercise by the Receiver or Karlgar of all or any of the powers granted to them under this Convertible Secured Debenture, including the reasonable remuneration of the Receiver or any agent or employee of the Receiver or any agent of Karlgar and all outgoings properly paid by the Receiver or Karlgar in exercising their powers as aforesaid;

          (c) third, in or towards the payment to Karlgar of all moneys due to it by the Company in such order as Karlgar in its sole discretion may determine;

          (d) fourth, in or towards the payment of the obligation of the Company to persons, if any, with charges or security interests against the Mortgaged Premises ranking subsequent to those in favour of Karlgar; and

          (e) fifth, subject to applicable law, any surplus shall be paid to the Company.

7. RESTRICTION ON COMPANY AND ITS OFFICERS AND DIRECTORS. Upon the Company receiving notice from Karlgar of the taking of possession of the Mortgaged Premises or the appointment of a Receiver, all the powers, functions, rights and privileges of each of the directors and officers of the Company with respect to the properties, business and undertaking of the Company shall cease unless specifically continued by the written consent of Karlgar.

8. DISCHARGE AND SATISFACTION. Upon payment by the Company to Karlgar of all moneys hereby secured, these presents shall cease and become null and void and the Mortgaged Premises shall revest in the Company without any acknowledgment or formality, but Karlgar shall upon the request and at the expense of the Company, execute and deliver to the Company a full release and discharge.

9. INTERPRETATION. As used herein the following expressions shall have the following meanings:

          (a) "Business Day" means any day except Saturday, Sunday or a statutory holiday.

          (b) "Company" means each of SBS Interactive, Inc. and SBS Interactive, Co., as the context requires.

          (c) "Inventory" means property of the Company held for sale including products purchased for resale, finished goods, work in process and raw materials but not including any property not intended to be directly incorporated in finished goods or products to be sold.

          (d) "Receiver" shall include one or more of a receiver, receiver-manager or receiver and manager of all or a portion of the undertaking, property and assets of the Company appointed by Karlgar pursuant to this Convertible Secured Debenture or by a court of competent jurisdiction.

          (e) "Karlgar" means Karlgar Limited, its successors and assigns and, where applicable, includes those for whom it acts as nominee or agent.

          (f)  "Permitted Encumbrances" means any of the following:

               (i) liens for taxes, assessments, governmental charges or levies not at the time due;

               (ii) easements, rights of way or other similar rights in land existing at the date of this Convertible Secured Debenture which in the aggregate do not materially impair the usefulness in the business of the Company of the property subject thereto;

             (iii) rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit, or by any statutory provision, to terminate the same or to require annual or other periodic payments as a condition to the continuance thereof;

              (iv) title defects or irregularities which, in the opinion of Karlgar, are of a minor nature and in the aggregate shall not materially impair the usefulness in the business of the Company of the property subject thereto;

               (v) purchase money security interests consisting of any validly perfected charge, lien, security interest or other encumbrance, created, assumed or arising by operation of law after the date hereof, to provide or secure the whole or any part of the consideration for the acquisition of tangible personal property other than Inventory, where

                    A. the principal amount secured thereby does not exceed the cost to the Company of such property,

                    B. the Company's obligation to repay is secured only by the property so acquired by the Company,

                    C. the property is not being acquired as a replacement or substitution for property and assets which are specifically charged hereby, and

                    D. such security includes the renewal or refinancing of any such purchase money security interest on the same property provided that the indebtedness secured and the security therefor is not increased and remains validly perfected.

                                                                       EXHIBIT C
                                                                       ---------

Issued to:   KARLGAR LIMITED
             Tropic Isle Building
             P.O. Box 438 Road Town
             Tortola, British Virgin Islands

                               SBS INTERACTIVE CO.
                              SBS INTERACTIVE, INC.
                            200 Viceroy Ave., Unit 5
                                Concord, Ontario
                           L4K 3N8 Fax (905) 660-1122

                          CONVERTIBLE SECURED DEBENTURE
                          -----------------------------

$30,000.00 (US)                                                   March 14, 2003

1. Each of SBS Interactive Co., a Florida Corporation and SBS Interactive, Inc., a Nevada Corporation (collectively hereinafter referred to as the "Company") for value received hereby promises to pay, jointly and severally, to Karlgar Limited ("Karlgar"), at its address specified above or such other address as Karlgar may designate in writing, the principal amount of Thirty Thousand Dollars ($30,000) (the "Principal Amount") in the manner hereinafter provided, together with all other moneys which may from time to time be owing hereunder or pursuant hereto.

2. PRINCIPAL PAYMENTS. Subject to the provisions of this Convertible Secured Debenture, the said principal amount, together with all other monies owing hereunder, shall become due and payable on the date which is forty-five (45) days from the date hereof.

3. REDEMPTION. This Convertible Secured Debenture shall be redeemable in full at any time prior to maturity, upon at least ten (10) days prior written notice.

4. SECURITY. As security for the payment of the principal, interest and all other moneys from time to time payable under this Convertible Secured Debenture, and the performance by the Company of all its obligations hereunder and to better secure the principal, interest and other monies from time to time secured hereunder, but subject to Permitted Encumbrances and to the exception as to leaseholds hereinafter contained, the Company hereby grants a security interest in and grants, assigns, mortgages and charges, as and by way of a first, fixed and specific mortgage and charge to and in favour of Karlgar:

     (a) all real and immoveable property, both freehold and leasehold, now owned or hereafter acquired by the Company or its parent or subsidiaries, together with all buildings, erections, fixed machinery and fixed equipment presently situated thereon or which may at any time hereafter be constructed or placed thereon or used in connection therewith;

     (b) all furniture, machinery, equipment, vehicles, accessories and other tangible personal property (other than Inventory) now owned or hereafter acquired by the Company or its parent or subsidiaries or in respect of which the Company or its parent or subsidiaries now or hereafter has any right, title or interest, together with any proceeds of sale or disposition thereof;

     (c) All intellectual and intangible property, including without limitation, all patents, copyrights, trade marks, trade secrets, source code, object code now owned or hereafter acquired by the Company or its parent or subsidiaries or in respect of which the Company or its parent or subsidiaries now or hereafter has any right, title or interest, together with any proceeds of sale or disposition thereof;

     (d)  All proceeds of the foregoing.

     And for the same consideration and purposes and subject to the same exceptions, the Company hereby charges as and by way of a first floating charge to and in favour of Karlgar the undertaking of the Company and all its property and assets for the time being, both present and future, and of whatsoever nature and wherever situate (other than property and assets from time to time effectively subjected to the fixed and specific mortgages and charges created hereby or by any instrument supplemental hereto).

     Provided that such floating charge shall not prevent the Company from time to time until the security hereby constituted shall have become enforceable from selling, leasing or otherwise disposing of the property, rights and assets included in such floating charge or from giving security constituting Permitted Encumbrances, all in the ordinary course of its business and subject to the provisions of this Convertible Secured Debenture. In particular, the Company may give security to its bankers on its Inventory or by way of assignment of its accounts receivable (except to the extent such accounts receivable represent proceeds of the sale or disposition of property specifically mortgaged or charged hereunder or under any instrument supplemental hereto) and such security if, validly perfected shall rank prior to the lien hereof on such assets without further action by Karlgar. Notwithstanding any other provision of this Convertible Secured Debenture except as provided in the foregoing sentence, the security interests constituted hereby and by any supplemental security granted to Karlgar shall not be subordinate to, nor is there any intention to subordinate such security interests to, any Permitted Encumbrances or security interests held by others.

     All security interests created by this Convertible Secured Debenture attach immediately upon execution of the Convertible Secured Debenture. The attachment of the floating charge has not been postponed and the floating charge shall attach to any particular property intended to be subject to it as soon as the Company has rights in such property. All property and assets of the Company whether specifically charged or subjected to the floating charge are hereinafter referred to as the "Mortgaged Premises".

5. CONVERSION OF DEBENTURE. At any time prior to the repayment of the Principal Amount, Karlgar shall have the right to require the Company to convert all or any portion of the Principal Amount owing by the Company hereunder into fully paid and non-assessable common shares (the "Shares") of SBS Interactive, Co. at a conversion rate equal to one (1) common share for the lesser of:

     (a)  Two Dollars ($2.00) (US); or

     (b) the dollar amount per common share which SBS Interactive, Co.'s common stock sold in its most recent private placement;

     of the Principal Amount hereunder so converted

     Such conversion will be effected by the surrender of this Convertible Secured Debenture at the office of the SBS Interactive, Co. at 200 Viceroy Road, Unit 5, Concord, Ontario, L4K 3N8, accompanied by a written instrument of surrender signed by Karlgar notifying SBS Interactive, Co. as to the exercise of the right of conversion, specifying that the amount of Principal Amount hereunder being converted and setting forth the name and address of the person(s) in whose name(s) the shares issuable upon such conversion are to be registered.

     As promptly as practicable after the surrender of this Convertible Secured Debenture for conversion, SBS Interactive, Co. shall issue to Karlgar or its nominee(s) a certificate or certificates representing fully paid and non-assessable Shares into which all or a portion of the Principal Amount hereunder has been converted.

     No fractional share or scrip representing a fractional share shall be required to be issued upon the conversion of this Convertible Secured Debenture. If the conversion of this Convertible Secured Debenture would otherwise result in a fractional share, SBS Interactive, Co. shall, in lieu of issuing such fractional share, pay to Karlgar an amount equal to the fair market value of the fractional share based upon the then prevailing market price for a whole share.

     The conversion of this Convertible Secured Debenture shall be deemed to have been made at the close of business on the date on which this Convertible Secured Debenture is surrendered for conversion, so that Karlgar's rights in respect of the converted portion shall terminate at such time, and the person or persons entitled to receive the shares into which the whole or any part of this Convertible Secured Debenture is converted shall be treated, as between SBS Interactive, Co. and such person or persons as having become the holder or holders of record of such shares at such time.

     If SBS Interactive, Co. at any time subdivides or consolidates the shares issuable upon conversion, Karlgar shall thereafter be entitled on conversion to receive the shares to which it was before such subdivision or consolidation entitled, as subdivided or consolidated, and the conversion rate of indebtedness shall be adjusted accordingly. Any such adjustment shall become effective on the date and at the time that such subdivision or consolidation becomes effective.

     In case of:

     (a)  any reclassification of change of shares issuable upon conversion;

     (b) any consolidation, merger, or amalgamation of SBS Interactive, Co. with or into another corporation or corporations;

     (c) the sale of properties and assets of SBS Interactive, Co. substantially as an entirety to any other corporation or corporations followed by a winding-up of SBS Interactive, Co. or a distribution of its assets to the shareholders; or

     (d) the sale of the properties and assets of SBS Interactive, Co. substantially as an entirety to another person or persons in exchange for securities in or of such other person or persons or any affiliate thereof;

     Karlgar shall have the right thereafter to convert this Convertible Secured Debenture (or any portion thereof) into the kind and amount of shares or other securities and property (or the applicable portion thereof) receivable on such reclassification, change, consolidation, merger, amalgamation or sale that Karlgar would have been entitled to receive thereupon had Karlgar been the registered holder of the number of shares into which this Convertible Secured Debenture might have been converted immediately prior thereto. The provisions of this section shall similarly apply to successive reclassifications and changes of shares and to successive consolidations, mergers, amalgamations and sales.

6. EXCEPTION AS TO LEASEHOLDS. It is hereby declared that the last day of any term of years reserved by any lease or sublease, verbal or written, or any agreement therefor, now held or hereafter acquired by the Company is excepted out of the Mortgaged Premises, but the Company shall stand possessed of any such reversion upon trust to assign and dispose thereof as Karlgar may direct.

7. COVENANTS. This Convertible Secured Debenture is issued subject to and with the benefit of all the covenants, terms and conditions in Schedule "A" hereto which Schedule forms a part hereof.

8. EXTENSIONS AND AMENDMENTS. Any agreement for the extension of the time of payment of the moneys hereby secured or any part thereof made at, before or after maturity, and prior to the execution of a discharge or release of this Convertible Secured Debenture, or any agreement for altering the term, the amount of the principal payments hereunder or any other covenant or condition hereof, need not be registered in any office of public record but shall be effectual and binding upon the Company and upon every subsequent mortgagee, chargee, encumbrancer or other person claiming an interest in the Mortgaged

Premises or any part thereof when executed by the Company and delivered to Karlgar.

9. RECEIPT. The Company hereby acknowledges receipt of a true copy of this Convertible Secured Debenture.

10. BINDING EFFECT, GOVERNING LAW AND HEADINGS. These presents are binding upon the parties hereto and their respective successors and assigns. This Convertible Secured Debenture shall be governed by and construed in accordance with the laws of the State of California and the laws of United States applicable therein. The division of this Convertible Secured Debenture into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Convertible Secured Debenture.

11. INVALIDITY, ETC. Each of the provisions contained in this Convertible Secured Debenture is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of-competent jurisdiction shall not affect the validity or enforceability of any other provision of Convertible Secured Debenture.

12. FACSIMILE OR ELECTRONIC COPY. This Convertible Secured Debenture may be executed by facsimile or electronic copy either of which will be deemed an original.

13. INCORPORATION BY REFERENCE. Schedule A is hereby incorporated herein in its entirety by this reference and made a part of this Convertible Secured Debenture.

     IN WITNESS WHEREOF the Company has executed this Convertible, Secured Debenture.

                              SBS INTERATIVE CO.
                              A Florida Corporation

                              By:  /S/ TODD GOTLIEB
                                  -----------------------------------------
                              Name:  Todd Gotlieb
                              Title: President
                                       c/s

                              (I have authority to bind the corporation)

                              SBS INTERATIVE, INC.
                              A Nevada Corporation


                              By:  /S/ TODD GOTLIEB
                                  -----------------------------------------
                              Name:  Todd Gotlieb
                              Title: President
                                       c/s

                              (I have authority to bind the corporation)

                                  SCHEDULE "A"

1. EACH OF SBS INTERACTIVE, INC. AND SBS INTERACTIVE, CO. HEREBY DECLARES, COVENANTS AND AGREES THAT IT, AS THE CASE MAY BE:

     (a) AS TO TITLE - is the sole legal and beneficial owner of the Mortgaged Premises and owns the same free of all encumbrances other than Permitted Encumbrances;

     (b) FURTHER ASSURANCES - shall at its expense on the request of Karlgar, execute and deliver to Karlgar such further assurances and documents as Karlgar may require to perfect Karlgar's security on all or any part of the Mortgaged Premises, including any UCC-1 Financing Statements or Deeds of Trust or to specifically charge any or all of the property then subject to the floating charge created hereby;

     (c) TO MAINTAIN CORPORATE EXISTENCE AND SECURITY - shall maintain its corporate existence in good standing, shall keep the Mortgaged Premises in good condition and repair, shall maintain the security hereby created as a valid and effective security at all times so long as any moneys are outstanding hereunder, shall carry on and conduct its business in a proper and efficient manner and in accordance with all applicable law, shall not materially alter the kind of business carried on by it, shall advise Karlgar promptly in writing of any proposed change in its name, shall observe and perform all of its obligations under leases, licenses and other agreements to which it is a party so as to preserve and protect the Mortgaged Premises and the income therefrom, and shall keep proper books of accounts with correct entries of all transactions in relation to its business;

     (d) NOT TO SELL - shall not, except as otherwise permitted hereunder, remove, destroy, lease, sell or otherwise dispose of any of the Mortgaged Premises; provided that the Company may sell or otherwise dispose of furniture, machinery, equipment, vehicles and accessories which have become worn out or damaged or otherwise unsuitable for their purposes on condition that it shall substitute therefor, subject to the lien hereof and free from prior liens or charges, property of equal value so that the security hereby constituted shall not thereby be in any way reduced or impaired;

     (e) TO INSURE - shall keep insured the Mortgaged Premises with reputable insurers approved by Karlgar in such amounts against loss or damage by fire and other causes or perils as Karlgar may reasonably require and shall pay all premiums necessary for such purposes as the same shall become due. All policies of insurance issued in respect of the Mortgaged Premises and all proceeds thereof are hereby assigned to Karlgar as security for the Company's obligations hereunder. Each policy of insurance shall show Karlgar as loss payee, as its interest may appear, shall contain such mortgage clauses as Karlgar may require, shall be in terms satisfactory to Karlgar and, at the request of Karlgar, shall be delivered to and held by Karlgar subject to the rights of holders of Permitted Encumbrances; and

     (f) NO ACTIONS - has received no notice of and has no knowledge of any pending, potential or threatened litigation or claim for judicial or administrative action which would adversely affect the Mortgaged Premises or their use or market value.

2. WAIVER OF COVENANTS. Karlgar may waive in writing any breach by the Company of any of the provisions contained in this Convertible Secured Debenture or any default by the Company in the observance or performance of any covenant or condition required to be observed or performed by the Company hereunder, provided that no such waiver or any other act, failure to act or omission by Karlgar shall extend to or be taken in any manner to affect any subsequent breach or default or the rights of Karlgar resulting therefrom.

3. EVENTS OF DEFAULT. The whole of the principal balance remaining unpaid together with all other moneys secured by this Convertible Secured Debenture shall, at the option of Karlgar, become immediately due and payable and the security hereby created shall become enforceable in each of the following events (each event being herein called an "event of default"):

     (a) if the Company defaults in payment of the principal on this Convertible Secured Debenture or on any other indebtedness of the Company to Karlgar when the same becomes due;

     (b) if the Company ceases or threatens to cease to carry on its business or defaults in the performance or observance of any of the covenants contained in Section l of this Schedule;

     (c) if there is any material misrepresentation or misstatement contained in any certificate or document delivered by the Company or an officer or director of the Company in connection with any financing provided by Karlgar including the financing provided for in this Convertible Secured Debenture;

     (d) if the Company institutes any proceeding or takes any corporate action or executes any agreement or notice of intention to authorize its participation in or commencement of any proceeding (i) seeking to adjudicate it a bankrupt or insolvent, or (ii) seeking liquidation, dissolution, winding up, restructuring, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation or organization);

     (e) the Company becomes bankrupt or insolvent or commits an act of bankruptcy, or any proceeding is commenced against or affecting the
          Company:

          (i)  seeking to adjudicate it a bankrupt or insolvent;

         (ii) seeking liquidation, dissolution, winding up, restructuring, reorganization, arrangement, protection, relief or composition of it or any of its property or debt or making a proposal with respect to it under any law relating to bankruptcy, insolvency, reorganization or compromise of debts or other similar laws (including, without limitation, any reorganization, arrangement or compromise of debt under the laws of its jurisdiction of incorporation or organization); or

        (iii) seeking appointment of a Receiver, receiver and manager, liquidator, trustee, agent, custodian or other similar official for it or for any part of its properties and assets, including the Mortgaged Premises or any part thereof;

     (f) any order or judgment is issued by a court granting any of the relief referred to in Section 4(e) hereof;

     (g) if an encumbrancer or secured creditor shall appoint a Receiver or agent or other similar official over any part of the Mortgaged Premises, or take possession of any part of the Mortgaged Premises or if any execution, distress or other process of any court becomes enforceable against any of the property of the Company, or a distress or like process is levied upon any of such property;

     (h) if the Company takes any corporate proceedings for its dissolution, liquidation or amalgamation with another company or if the corporate existence of the Company shall be terminated by expiration, forfeiture or otherwise.

4. ENFORCEMENT. Upon the happening of any event of default, Karlgar may exercise any rights, powers or remedies available to Karlgar at law or in or under applicable legislation and, in addition, shall have the following rights, powers and remedies:

     (a) to enter upon and take possession of all or any part of the Mortgaged Premises;

     (b) to hold, use, repair, preserve and maintain all or any part of the Mortgaged Premises and make such replacements thereof and additions thereto as Karlgar shall deem advisable;

     (c) to exercise all powers necessary to the performance of all functions provided for herein including without limitation the powers to purchase on credit, to borrow money in the Company's name or in its own name and to advance its own money to the Company at such rates of interest as it may deem reasonable;

     (d) to sell, for cash or credit or part cash and part credit, lease or dispose of or otherwise realize upon all or any part of the Mortgaged Premises whether by public auction or by private sale or lease in such manner as Karlgar in its absolute discretion may determine, provided that it shall not be incumbent on Karlgar to sell, lease or dispose of the said property but that it shall be lawful for Karlgar peaceably to use and possess the same without hindrance or interruption by the Company, or any other person or persons whomsoever, and to receive income from such property and to convey, transfer and assign to a purchaser or purchasers the title to any undertaking, property and assets so sold and provided further that in the case of a sale on credit Karlgar shall only be liable to account to the Company, any subsequent encumbrancers and others for moneys actually received by Karlgar;

     (e) to appoint by instrument in writing any person or persons to be a Receiver of all or any portion of the undertaking, property and assets hereby charged, to fix the Receiver's remuneration and to remove any Receiver so appointed and appoint another or others in his stead; and

     (f) to apply to any court of competent jurisdiction for the appointment of a Receiver of all or any portion of the undertaking, property and assets hereby charged.

5. POWERS OF RECEIVER.

     (a)  Any Receiver shall have all of the powers of Karlgar set out in
          Section 4 of this Schedule and, in addition, shall have the following powers:

          (i) to carry on the business of the Company and to enter into any compromise or arrangement on behalf of the Company; and

          (ii) with the prior written consent of Karlgar to borrow money in his name or in the Company's name, for the purpose of carrying on the business of the Company and for the preservation and realization of the undertaking, property and assets of the Company including, without limitation, the right to pay persons having prior charges or encumbrances on properties on which the Company may hold charges or encumbrances, with any amount so borrowed and any interest thereon to be a charge upon the Mortgaged Premises in priority to this Convertible Secured Debenture;

     (b) Any Receiver appointed pursuant to the provisions hereof shall be deemed to be an agent of the Company for the purposes of:

          (i) carrying on and managing the business and affairs of the Company, and

          (ii) establishing liability for all of the acts or omissions of the Receiver while acting in any capacity hereunder and Karlgar shall not be liable for such acts or omissions,

provided that, without restricting the generality of the foregoing, the Company irrevocably authorizes Karlgar to give instructions to the Receiver relating to the performance of its duties as set out herein.

6. APPLICATION OF MONEYS. All moneys actually received by Karlgar or by the Receiver pursuant to Sections 4 and 5 of this Schedule shall be applied:

     (a) first, in payment of claims, if any, of secured creditors of the Company, including any claim of the Receiver pursuant to Section 4
          (a), ranking in priority to the charges created by this Convertible Secured Debenture as directed by Karlgar or the Receiver;

     (b) second, in payment of all costs, charges and expenses of and incidental to the appointment of the Receiver (including legal fees and disbursements on a solicitor and its own client basis) and the exercise by the Receiver or Karlgar of all or any of the powers granted to them under this Convertible Secured Debenture, including the reasonable remuneration of the Receiver or any agent or employee of the Receiver or any agent of Karlgar and all outgoings properly paid by the Receiver or Karlgar in exercising their powers as aforesaid;

     (c) third, in or towards the payment to Karlgar of all moneys due to it by the Company in such order as Karlgar in its sole discretion may determine;

     (d) fourth, in or towards the payment of the obligation of the Company to persons, if any, with charges or security interests against the Mortgaged Premises ranking subsequent to those in favour of Karlgar; and

     (e) fifth, subject to applicable law, any surplus shall be paid to the Company.

7. RESTRICTION ON COMPANY AND ITS OFFICERS AND DIRECTORS. Upon the Company receiving notice from Karlgar of the taking of possession of the Mortgaged Premises or the appointment of a Receiver, all the powers, functions, rights and privileges of each of the directors and officers of the Company with respect to the properties, business and undertaking of the Company shall cease unless specifically continued by the written consent of Karlgar.

8. DISCHARGE AND SATISFACTION. Upon payment by the Company to Karlgar of all moneys hereby secured, these presents shall cease and become null and void and the Mortgaged Premises shall revest in the Company without any acknowledgment or formality, but Karlgar shall upon the request and at the expense of the Company, execute and deliver to the Company a full release and discharge.

9. INTERPRETATION. As used herein the following expressions shall have the following meanings:

     (a) "Business Day" means any day except Saturday, Sunday or a statutory holiday.

     (b) "Company" means each of SBS Interactive, Inc. and SBS Interactive, Co., as the context requires.

     (c) "Inventory" means property of the Company held for sale including products purchased for resale, finished goods, work in process and raw materials but not including any property not intended to be directly incorporated in finished goods or products to be sold.

     (d) "Receiver" shall include one or more of a receiver, receiver-manager or receiver and manager of all or a portion of the undertaking, property and assets of the Company appointed by Karlgar pursuant to this Convertible Secured Debenture or by a court of competent jurisdiction.

     (e) "Karlgar" means Karlgar Limited, its successors and assigns and, where applicable, includes those for whom it acts as nominee or agent.

     (f)  "Permitted Encumbrances" means any of the following:

          (i) liens for taxes, assessments, governmental charges or levies not at the time due;

         (ii) easements, rights of way or other similar rights in land existing at the date of this Convertible Secured Debenture which in the aggregate do not materially impair the usefulness in the business of the Company of the property subject thereto;

        (iii) rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same or to require annual or other periodic payments as a condition to the continuance thereof;

         (iv) title defects or irregularities which, in the opinion of Karlgar, are of a minor nature and in the aggregate shall not materially impair the usefulness in the business of the Company of the property subject thereto;

          (v) purchase money security interests consisting of any validly perfected charge, lien, security interest or other encumbrance, created, assumed or arising by operation of law after the date hereof, to provide or secure the whole or any part of the consideration for the acquisition of tangible personal property other than Inventory, where

               A. the principal amount secured thereby does not exceed the cost to the Company of such property,

               B. the Company's obligation to repay is secured only by the property so acquired by the Company,

               C. the property is not being acquired as a replacement or substitution for property and assets which are specifically charged hereby, and

               D. such security includes the renewal or refinancing of any such purchase money security interest on the same property provided that the indebtedness secured and the security therefor is not increased and remains validly perfected.

                                                                       EXHIBIT D
                                                                       ---------


                             SECURED PROMISSORY NOTE
                             -----------------------
$52,000
                                                         Date: July 23, 2003
                                                         Los Angeles, California

     FOR VALUE RECEIVED, each of SBS INTERACTIVE, CO., a Florida corporation ("SBS, Co."), with an address at 200 Viceroy Avenue, Unit 5, Concord, Ontario, and SBS INTERACTIVE, INC., a Nevada corporation ("SBS, Inc."), with an address at 200 Viceroy Avenue, Unit 5, Concord, Ontario, hereby jointly and severally promises to pay to the order of Karlgar Limited (the "Holder"), at 10250 Constellation Boulevard, 19th Floor, Los Angeles, CA 90067, or such other address as the Holder may designate in writing, the principal sum of $52,000 (the "Principal Amount"), upon the terms and subject to the conditions set forth herein. SBS, Co. and SBS, Inc. are sometimes referred to herein individually as a "Borrower" and collectively as the "Borrowers." This Note is a joint and several obligation of the Borrowers.

                              PRELIMINARY STATEMENT
                              ---------------------

The Borrowers hereby acknowledge receipt of $10,000 under this Note, which was previously delivered to the Borrowers by the Holder prior to the date hereof.

     1. PAYMENT; MATURITY; INTEREST. The entire Principal Amount hereof shall be due and payable on August 9, 2003 (the "Maturity Date"). This Note is payable in lawful money of the United States of America. Upon full payment of the Principal Amount on this Note, Holder shall mark this Note as canceled and return the Note to either Borrower. In the event this Note is not paid on or before the Maturity Date, it shall accrue interest on the outstanding Principal Amount at the highest interest rate permitted under California law from the Maturity Date until the Note is paid in full.

     2. EVENTS OF DEFAULT. Upon the occurrence of any of the following events (each an "Event of Default"):

         (a) Failure of the Borrowers to pay the Principal Amount of this Note within five (5) days of the Maturity Date;

         (b) Either Borrower becomes insolvent (as defined in the Federal Bankruptcy Code), admits in writing his insolvency or his present or prospective inability to pay his debts generally as they become due, makes an assignment for the benefit of creditors or commences any bankruptcy or insolvency proceeding;

         (c) Any material breach by either Borrower of any of the terms or provisions contained herein;

         (d) Failure of either Borrower to execute and deliver any intellectual property mortgage or deed of trust as requested by Holder and necessary to secure Holder's rights hereunder, within 5 days from the written request thereof; and

         (e) Either Borrower defaults or breaches under any other loan agreement, note or other agreement with Holder.

     Then, and in any such event, the Holder may declare, by written notice to either of the Borrowers, the entire Principal Amount under this Note to be forthwith due and payable, whereupon the entire Principal Amount of this Note outstanding and all amounts owed to Holder under any other loan document, shall become due and payable without presentment, demand, protest or notice of any kind or of dishonor, all of which are hereby expressly waived. The Holder may waive any one or more of such Events of Default, but no delay or omission on the part of Holder in exercising any right or remedy hereunder shall operate as a waiver of any such right or remedy or of any other right or remedy under this Note or otherwise available at law or in equity. A waiver on one occasion shall not be construed as a bar to or waiver of any such right or remedy on any future occasion.

     If an Event of Default shall occur hereunder, the Borrowers must pay all costs and expenses, including attorneys' fees and expenses, incurred by Holder in collecting or attempting to collect the indebtedness under this Note or otherwise in enforcing its rights hereunder. The right to plead any and all statutes of limitation as a defense to a demand hereunder is hereby waived to the full extent permitted by law. None of the provisions hereof and none of the Holder's rights or remedies on account of any past or future defaults shall be deemed to have been waived by Holder's acceptance of any past due payment or by an indulgence granted by the Holder to the Borrowers. The Borrowers hereby waive presentment, demand, protest and notice thereof or of dishonor and diligence in collecting or bringing suit. It is agreed that time is of the essence of this Note. The Borrowers will pay all fees and expenses associated with any waivers or restructuring of this Note.

     3. NOTICES. Any notice, request or other communication required or permitted hereunder must be in writing, and will be deemed to have been duly given if personally delivered or mailed by certified mail return receipt requested, postage prepaid, at the respective address of the parties as set forth herein. Any party hereto may, by notice so given, change its address for future notice hereunder. Notice shall conclusively be deemed to have been given when personally delivered or when deposited in the mail in the manner set forth above.

     4. SEVERABILITY; HEADINGS. In case any provision of this Note shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be in any way be affected or impaired thereby. All headings used herein are used for convenience only, and shall not be used to construe or interpret this Note.

     5. AMENDMENTS. This Note may be amended, modified, superseded, canceled, renewed or extended, and the terms hereof may be waived only by a written instrument signed by the Holder and both of the Borrowers.

     6. CHOICE OF LAW. This Note is executed and delivered as of the date first written above under the laws of the State of California, without regard to the rules regarding conflicts of law thereof.

     7. ACKNOWLEDGMENT AND WAIVER. Each Borrower hereby expressly waives any and all defenses of suretyship or guarantee that it may have against the Holder or the other Borrower, as the case may be.

     8. FURTHER ASSURANCES. Each Borrower will execute any and all further documents that may be necessary and proper to carry out the purposes of this Note, including any financing statements necessary to secure this Note. Each Borrower irrevocably agrees to execute, acknowledge and deliver to Holder, within two weeks from the date hereof, a mortgage or deed of trust securing this Note.

     9. SUCCESSORS AND ASSIGNS; ASSIGNMENT. The provisions of this Note shall inure to the benefit of and be binding upon each party hereto, and each and all of their respective heirs, legal representatives, successors and assigns. Except as otherwise provided herein, this Note and any rights hereunder shall not be assignable by either Borrower without the prior written consent of the Holder. Holder may freely assign this Note, in whole or in part.

     10. SECURITY. This Note is secured by all of the real property and personal property now owned or hereafter acquired by each Borrower and the proceeds thereof (the "Collateral"). Each Borrower hereby grants a security interest in his Collateral in favor of Holder to secure the payment of all amounts owed hereunder. Each Borrower shall execute such documents, including UCC-1 financing statements and deeds of trust, as Holder may request in order to perfect Holder's security interest in the Collateral. With respect to any Collateral which is personal property, Holder shall be entitled to all rights of a secured party contained in the California Commercial Code. With respect to any Collateral which is real property, Holder shall be entitled to all the rights and remedies set forth in the deeds of trust evidencing the security interest in the real property.

     11. FACSIMILE COPY. This Note may be executed by facsimile copy.


                                    * * * * *

     IN WITNESS WHEREOF, each Borrower has caused this Note to be duly executed the day and year first above written.


                                   "Borrower"

                                   SBS INTERACTIVE, CO.


                                   /S/ TODD GOTLIEB
                                   ---------------------------
                                   By: Todd Gotlieb
                                   Its:  President


                                   "Borrower"

                                   SBS INTERACTIVE, INC.


                                   /S/ TODD GOTLIEB
                                   ---------------------------
                                   By: Todd Gotlieb
                                   Its:  President

                                                                       EXHIBIT E
                                                                       ---------


NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

                                            Date of Issuance: September 10, 2003

                                            $160,000 in Previously Funded Amount
                                         $281,750 in Additional Principal Amount
                                              Totaling $441,750 in the Aggregate

                        6% CONVERTIBLE SECURED DEBENTURE
                              DUE JANUARY 30, 2004

     THIS CONVERTIBLE SECURED DEBENTURE is made by each of SBS Interactive, Co., a Florida corporation, and SBS Interactive, Inc., a Nevada corporation, joint and severally, each having a principal place of business at 200 Viceroy Avenue, Unit 5, Concord, Ontario (collectively, the "Company"), and is designated as the Company's "6% Convertible Secured Debenture, due January 30, 2004" (the "Debenture").

                             PRELIMINARY STATEMENTS
                             ----------------------

     WHEREAS, reference is hereby made to (i) that certain Convertible Secured Debenture (the "1st Debenture"), dated October 30, 2002, in the principal amount of $72,000, between the Company and the Secured Party, (ii) that certain Convertible Secured Debenture (the "Additional Debenture"), dated March 14, 2003, in the principal amount of $30,000, between the Company and the Secured Party, (iii) that certain senior Secured Promissory Note (the "Note"), dated July 22, 2003, in the principal amount of $52,000, between the Company and the Secured Party, and (iv) that certain Pledge and Security Agreement, dated July 22, 2003, securing the 1st Debenture, the Additional Debenture and the Note (the "Security Agreement"). The 1st Debenture, the Additional Debenture, the Note and the Security Agreement are sometimes collectively referred to herein as the "Loan Documents."

     WHEREAS, it is the intention of the Company and the Secured Party to reorganize the Loan Documents, such that all issued and outstanding amounts of principal and interest owing under the Loan Documents will be converted into part of the Principal Amount owing under this Debenture. The Company and the Secured Party hereby agree and acknowledge that the total amount of issued and outstanding principal and interest owing to the Company under the Loan

Documents, as of the date hereof, is $160,000 (the "Previously Funded Amount"). The difference between the Principal Amount and the Previously Funded Amount is defined as the "Additional Principal Amount".

                                    AGREEMENT
                                    ---------

     FOR VALUE RECEIVED, the Company promises to pay to Karlgar Limited or its assigns (referred to herein as either the "Holder" or the "Secured Party"), the principal sum of $441,750 (the "Principal Amount") (which amount is inclusive of the Previously Funded Amount) on January 30, 2004 or such earlier date as the Debenture is required or permitted to be repaid as provided hereunder (the "Maturity Date"), and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture at the rate of 6% per annum, payable on the Maturity Date (the "Interest Payment Date"), in cash or shares of Common Stock at the Interest Conversion Rate, or a combination thereof; provided, however, payment in shares of Common Stock may only occur if:
(i) there is an effective Underlying Shares Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the shares of Common Stock to be issued in lieu of cash (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future), (ii) the Common Stock is listed for trading on a Principal Market (and the Company believes, in good faith, that trading of the Common Stock on a Principal Market will continue uninterrupted for the foreseeable future), and (iii) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to the Transaction Documents, including the shares to be issued for interest in lieu of cash. Subject to the terms and conditions herein, the decision whether to pay interest hereunder in shares of Common Stock or cash shall be at the discretion of the Company. Interest shall be calculated on the basis of a 360-day year and shall accrue daily commencing on the Original Issue Date until payment in full of the principal sum, together with all accrued and unpaid interest and other amounts which may become due hereunder, has been made. Payment of interest in shares of Common Stock shall otherwise occur pursuant to Section 4(b) and only for purposes of the payment of interest in shares, the Interest Payment Date shall be deemed the Conversion Date. Interest shall cease to accrue on the Conversion Date with respect to any principal amount converted, provided that the Company in fact delivers the Underlying Shares within the time period required by Section 4(b)(i). Interest hereunder will be paid to the Person in whose name this Debenture is registered on the records of the Company regarding registration and transfers of Debentures (the "Debenture Register"). Except as otherwise provided herein, if at anytime the Company pays interest partially in cash and partially in shares of Common Stock, then such payment shall be distributed ratably among the Holders based upon the principal amount of Debentures held by each Holder. All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at the rate of 15% per annum (or such lower maximum amount of interest permitted to be charged under applicable law) ("Late Fee") which will accrue daily, from the date such interest is due hereunder through and including the date of payment.

     THE COMPANY MAY PREPAY THE WHOLE OR ANY PART OF THE PRINCIPAL AMOUNT OF THIS DEBENTURE AT ANY TIME AND FROM TIME TO TIME UPON NOT LESS THAN FIFTEEN BUSINESS DAYS WRITTEN NOTICE (THE "PREPAYMENT NOTICE") TO THE HOLDER; PROVIDED,

HOWEVER, THAT UPON THE RECEIPT OF THE PREPAYMENT NOTICE BY THE HOLDER, THE HOLDER SHALL, BE ENTITLED TO ELECT, BY NOTICE IN WRITING TO THE COMPANY (THE "PREPAYMENT ELECTION NOTICE") GIVEN WITHIN THREE BUSINESS DAYS FROM THE DATE OF RECEIPT OF THE PREPAYMENT NOTICE, TO ACCEPT AND RECEIVE SUCH PREPAYMENT OR, IN THE ALTERNATIVE, TO CONVERT THE PRINCIPAL AMOUNT THEN OUTSTANDING TO SHARES OF COMMON STOCK (AS HEREINAFTER DEFINED) IN ACCORDANCE WITH THE PROVISIONS OF
SECTION 4 HEREOF; PROVIDED FURTHER THAT IN THE EVENT THE HOLDER DOES NOT PROVIDE THE COMPANY WITH THE PREPAYMENT ELECTION NOTICE, THE HOLDER SHALL BE DEEMED TO HAVE ELECTED TO ACCEPT AND RECEIVE SUCH PREPAYMENT.

     This Debenture is subject to the following additional provisions:

     Section 1. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same and subject to compliance with applicable laws. No service charge will be made for such registration of transfer or exchange.

     Section 2. This Debenture may be transferred or exchanged only in compliance with applicable federal and state securities laws and regulations. Prior to due presentment to the Company for transfer of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

     Section 3. Events of Default.

          a) "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

               i) any default in the payment of the principal of, interest on, or liquidated damages in respect of the Debenture, free of any claim of subordination, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) which default is not cured within 5 days of notice of such default sent by the Holder;

               ii) the Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of any of the Transaction Documents (other than a breach by the Company of its obligations to deliver shares of Common Stock to the Holder upon conversion or interest payment which breach is addressed in clause (x) below);

               iii) the Company or any of its subsidiaries shall commence, or there shall be commenced against the Company or any such subsidiary a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any subsidiary thereof or there is commenced against the Company or any subsidiary thereof any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or the Company or any subsidiary thereof is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Company or any subsidiary thereof makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any subsidiary thereof shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any subsidiary thereof shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any subsidiary thereof for the purpose of effecting any of the foregoing;

               iv) the Company shall default in any of its obligations under any other Debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company in an amount exceeding $10,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, which default is not cured within 10 days of notice of such default sent by the Holder;

               v) the Common Stock shall not be eligible for quotation on or quoted for trading on a Principal Market and shall not again be eligible for and quoted or listed for trading thereon within seven Trading Days;

               vi) the Company shall be a party to any Change of Control Transaction, shall agree to sell or dispose of all or in excess of 40% of its assets in one or more transactions (whether or not such sale would constitute a Change of Control Transaction) or shall redeem or repurchase more than a de minimis number of its outstanding shares of Common Stock or other equity securities of the Company (other than redemptions of Underlying Shares and repurchases of shares of Common Stock or other equity securities of departing officers and directors of the Company; provided no repurchase shall exceed $50,000 for any officer or director);

               vii) an Underlying Shares Registration Statement shall not have been declared effective by the Commission on or prior to the 150th calendar day after the Original Issue Date;

               viii) if, during the Effectiveness Period (as defined in the Registration Rights Agreement), the effectiveness of the Underlying Shares Registration Statement lapses for any reason or the Holder shall not be permitted to resell Registrable Securities (as defined in the Registration Rights Agreement) under the Underlying Shares Registration Statement, in either case, for more than 15 consecutive Trading Days or 25 non-consecutive Trading Days during any 12 month period;

               ix) an Event (as defined in the Registration Rights Agreement) shall not have been cured to the satisfaction of the Holder prior to the expiration of thirty days from the Event Date (as defined in the Registration Rights Agreement) relating thereto (other than an Event resulting from a failure of an Underlying Shares Registration Statement to be declared effective by the Commission on or prior to the Effectiveness Date (as defined in the Registration Rights Agreement), which shall be covered by Section 3(a)(vii));

               x) the Company shall fail for any reason to deliver certificates to a Holder prior to the seventh Trading Day after a Conversion Date pursuant to and in accordance with Section 4(b) or the Company shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of any Debentures in accordance with the terms hereof; or

               (xi) the Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within five days after notice thereof is delivered hereunder.

     b) If any Event of Default occurs and is continuing, the full principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash. The aggregate amount payable upon an Event of Default shall be equal to the Mandatory Prepayment Amount. Interest shall immediately accrue on the Mandatory Prepayment Amount hereunder from the day such amount is due (being the date of an Event of Default) through the date of prepayment in full thereof in an amount equal to the Late Fee, to accrue daily from the date such payment is due hereunder through and including the date of payment. All Debentures for which the full prepayment price hereunder shall have been paid in accordance herewith shall promptly be surrendered to or as directed by the Company. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a Debenture holder until such time, if any, as the full payment under this Section shall have been received by it. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

     Section 4.  Conversion.

          a) i) At any time after the Original Issue Date until this Debenture is no longer outstanding, this Debenture shall be convertible into shares of Common Stock of SBS Interactive, Co., Florida corporation (the "Common Stock"), at the option of the Holder, in whole or in part at any time and from time to time. The Holder shall effect conversions by delivering to the Company the form of Notice of Conversion attached hereto as Annex A (a "Notice of Conversion"), specifying therein the principal amount of Debentures to be converted and the date on which such conversion is to be effected (a "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is provided hereunder. To effect conversions hereunder, the Holder shall not be required to physically surrender Debentures to the Company unless the entire principal amount of this Debenture plus all accrued and unpaid interest thereon has been so converted. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the principal amount converted and the date of such conversions. The Company shall deliver any objection to any Notice of Conversion within 1 Business Day of receipt of such notice. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted principal amount of this Debenture may be less than the amount stated on the face hereof.

               ii) NOTWITHSTANDING ANYTHING HEREIN CONTAINED, IN THE EVENT THE COMPANY PROVIDES THE HOLDER WITH WRITTEN NOTICE (THE "AUTOMATIC CONVERSION NOTICE") TO THE EFFECT THAT IT HAS RAISED NOT LESS THAN $1,500,000.00 AS A CONSEQUENCE OF AN ISSUANCE OF SHARES OF COMMON STOCK (A "CAPITAL EVENT"), THE HOLDER SHALL AUTOMATICALLY BE DEEMED TO HAVE ELECTED TO CONVERT THIS DEBENTURE INTO SHARES OF COMMON STOCK AND TO HAVE ISSUED A NOTICE OF CONVERSION WITH A CONVERSION DATE EFFECTIVE THE FIFTH BUSINESS DAY NEXT FOLLOWING THE RECEIPT BY THE HOLDER OF THE AUTOMATIC CONVERSION NOTICE. THE PROVISIONS OF THIS SECTION 4 SHALL APPLY IN RESPECT OF THE CONVERSION DESCRIBED IN THIS SECTION 4(A)(II); PROVIDED, HOWEVER, THAT THE SET PRICE (AS HEREINAFTER DEFINED) SHALL BE DEEMED TO BE THE LESSER OF (A)$0.15, AND (B) THE PRICE PER SHARE OF COMMON STOCK AT WHICH THE CAPITAL EVENT OCCURRED, CALCULATED ON A FULLY-DILUTED BASIS AND HAVING REGARD TO ANY OPTIONS, WARRANTS OR OTHER RIGHTS THAT MAY BE EXERCISABLE IN CONNECTION WITH SUCH CAPITAL EVENT.

               iii) Underlying Shares Issuable Upon Conversion and Pursuant to the Conversion of Principal Amount The number of shares of Common Stock issuable upon a conversion shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Debenture to be converted by (y) the Set Price.

          (b) i) Not later than five Trading Days after any Conversion Date, the Company will deliver to the Holder a certificate or certificates representing the Underlying Shares which shall be free of restrictive legends and trading restrictions representing the number of shares of Common Stock being acquired upon the conversion of Debentures (including, if so timely elected by the Company, shares of Common Stock representing the payment of accrued interest) and (B) a bank check in the amount of accrued and unpaid interest (if the Company is required to pay accrued interest in cash). The Company shall, if available and if allowed under applicable securities laws, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the fifth Trading Day after a Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Company shall immediately return the certificates representing the principal amount of Debentures tendered for conversion.

               ii) If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(b)(i) by the fifth Trading Day after the Conversion Date, the Company shall pay to such Holder, in Common Stock at the then Set Price, as liquidated damages and not as a penalty, for each $1,000 of principal amount being converted, $50 per Trading Day (increasing to $100 per Trading Day after 3 Trading Days after such damages begin to accrue) for each Trading Day after such third Trading Day until such certificates are delivered. In the event a Holder of this Debenture shall elect to convert any or all of the outstanding principal amount hereof, the Company may not refuse conversion based on any claim that the Holder or any one associated or affiliated with the Holder of has been engaged in any violation of law, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and or enjoining conversion of all or part of this Debenture shall have been sought and obtained and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the principal amount of this Debenture outstanding, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/ litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of an injunction precluding the same, the Company shall issue Conversion

          Shares or, if applicable, cash, upon a properly noticed conversion. Nothing herein shall limit Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 3 herein for the Company's failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

               (iii) In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(b)(i) by the third Trading Day after the Conversion Date, and if after such third Trading Day the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the actual sale price of the Common Stock at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation and (B) at the option of the Holder, either reissue Debentures in principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its delivery requirements under Section 4(b)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Debentures with respect to which the actual sale price of the Underlying Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. Notwithstanding anything contained herein to the contrary, if a Holder requires the Company to make payment in respect of a Buy-In for the failure to timely deliver certificates hereunder and the Company timely pays in full such payment, the Company shall not be required to pay such Holder liquidated damages under Section 4(b)(ii) in respect of the certificates resulting in such Buy-In.

               (iv) [Reserved]

          (c) i) The conversion price in effect on any Conversion Date shall be equal to $0.15 (subject to adjustment herein)(the "Set Price"); provided, however, in the event that the Company loses or is unable to secure its patent relating to the SBS Interactive technology developed in conjunction with Ultimatte, the conversion price shall thereafter equal the lesser of (A) the Set Price and (B) 60% of the average of the 5 Closing Prices for the 5 Trading Days immediately prior to the applicable Conversion Date.

               ii) If the Company, at any time while the Debentures are outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company pursuant to this Debenture, including interest thereon), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Set Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

               iii) If the Company, at any time while Debentures are outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock or other securities exercisable, convertible into or exchangeable for Common Stock (the "Common Stock Equivalents") at a price per share less than the Closing Price at the record date mentioned below, then the Set Price shall be adjusted by multiplying the Set Price in effect immediately prior to such record date by a fraction, of which the denominator shall be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at the Closing Price on the record date. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

               iv) If the Company or any subsidiary thereof, as applicable, at any time while Debentures are outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalent entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Set Price ("Dilutive Issuance"), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Set Price, such issuance shall be deemed to have occurred for less than the Set Price), then the Set Price shall be reduced to equal the effective conversion, exchange or purchase price at a 25% discount for such Common Stock or Common Stock Equivalents (including any reset provisions thereof) at issue. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than the 3rd business day following the issuance of any Common Stock or Common Stock Equivalent subject to this section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms.

               v) If the Company, at any time while this Debenture is outstanding, shall distribute to all holders of Common Stock (and not to Holder) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Set Price shall be determined by multiplying such price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Closing Price determined as of the record date mentioned above, and of which the numerator shall be such Closing Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

               vi) All calculations under this Section 4 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 4, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) outstanding on a fully diluted basis.

               vii) Whenever the Set Price is adjusted pursuant to any of
          Section 4(c)(ii) - (v), the Company shall promptly mail to each Holder a notice setting forth the Set Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

               viii) If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of the Debentures, and shall cause to be mailed to the Holder at its last addresses as it shall appear upon the stock books of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Holder is entitled to convert Debentures during the 20-day period commencing the date of such notice to the effective date of the event triggering such notice.

               ix) If, at any time while this Debenture is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Set Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Set Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new Debenture consistent with the foregoing provisions and evidencing the Holder's right to convert such Debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that this Debenture (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

               (x) Notwithstanding the foregoing, no adjustment will be made under this paragraph (c) in respect of (A) the granting or issuance of shares of capital stock or of options to employees, officers, directors and consultants of the Company pursuant to any stock option plan agreement or arrangement duly adopted or approved by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, (B) upon the exercise of this Debenture or any other Debenture of this series, or (C) upon the exercise of or conversion of any Common Stock Equivalents, rights, options or warrants issued and outstanding on the Original Issue Date, or (D) issuance of securities in connection with acquisitions, strategic investments, or strategic partnering arrangements, the primary purpose of which is not to raise capital.

     (d) The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of the Debenture, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders, not less than such number of shares of the Common Stock as shall be issuable (taking into account the adjustments and restrictions of Section 4(b)) upon the conversion of the outstanding principal amount of the Debentures and payment of interest hereunder. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

     (e) Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Closing Price at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

     (f) The issuance of certificates for shares of the Common Stock on conversion of the Debentures shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Debentures so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     (g) Any and all notices or other communications or deliveries to be provided by the Holders hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, facsimile number (905) 660-1122, Attn: Todd Gotlieb or such other address or facsimile number as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (Los Angeles time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Los Angeles time) on any date and earlier than 11:59 p.m. (Los Angeles time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

     Section 5.  Reserved.

     Section 6. Definitions For the purposes hereof, in addition to the terms defined elsewhere in this Debenture: (a) capitalized terms not otherwise defined herein have the meanings given to such terms in the Security Agreement, and (b) the following terms shall have the following meanings:

          "Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of Los Angeles are authorized or required by law or other government action to close.

          "Change of Control Transaction" means the occurrence after the date hereof of any of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 40% of the voting securities of the Company, or
     (ii) a replacement at one time or within a three year period of more than one-half of the members of the Company's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), or (iii) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii).

          "Commission" means the Securities and Exchange Commission.

          "Common Stock" means the common stock, $0.001 par value per share, of the Company and stock of any other class into which such shares may hereafter have been reclassified or changed.

          "Conversion Date" shall have the meaning set forth in Section 4(a)(i) hereof.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Interest Conversion Rate" means the lesser of (i) the Set Price and
     (ii) 90% of the lesser of (a) the average of the 20 Closing Prices immediately prior to the applicable Interest Payment Date or (b) the average of the 20 Closing Prices immediately prior to the date the applicable interest payment shares are issued and delivered if after the Interest Payment Date.

          "Late Fees" shall have the meaning set forth in the second paragraph to this Debenture.

          "Mandatory Prepayment Amount" for any Debentures shall equal the sum of (i) the greater of: (A) 130% of the principal amount of Debentures to be prepaid, plus all accrued and unpaid interest thereon and all other accrued and unpaid amounts due hereunder, or (B) the principal amount of Debentures to be prepaid, plus all other accrued and unpaid interest hereon and other amounts due hereunder, divided by the Set Price on (x) the date the Mandatory Prepayment Amount is demanded or otherwise due or (y) the date the Mandatory Prepayment Amount is paid in full, whichever is less, multiplied by the Closing Price on (x) the date the Mandatory Prepayment Amount is demanded or otherwise due or (y) the date the Mandatory Prepayment Amount is paid in full, whichever is greater, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of such Debentures.

          "Original Issue Date" shall mean the date of the first issuance of the Debentures regardless of the number of transfers of any Debenture and regardless of the number of instruments which may be issued to evidence such Debenture.

          "Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

          "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date hereof, to which the Company and the original Holder are parties, as amended, modified or supplemented from time to time in accordance with its terms.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Set Price" shall have the meaning set forth in Section 4(c)(i).

          "Trading Day" means (a) a day on which the shares of Common Stock are traded on a Principal Market on which the shares of Common Stock are then listed or quoted, or (b) if the shares of Common Stock are not quoted on a Principal Market, a day on which the shares of Common Stock are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, that in the event that the shares of Common Stock are not listed or quoted as set forth in (a), (b) and (c) hereof, then Trading Day shall mean a Business Day.

          "Transaction Documents" shall mean this Debenture, the Security Agreement and the Registration Rights Agreement.

          "Underlying Shares" means the shares of Common Stock issuable upon conversion of Debentures or as payment of interest in accordance with the terms hereof.

          "Underlying Shares Registration Statement" means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a "selling stockholder" thereunder.

     Section 7. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, interest and liquidated damages (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct debt obligation of the Company. As long as this Debenture is outstanding, the Company shall not and shall cause it subsidiaries not to, without the consent of the Holders, (a) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holders; (b) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Stock or other equity securities other than as to the Underlying Shares to the extent permitted or required under the Transaction Documents or as otherwise permitted by the Transaction Documents; or (c) enter into any agreement with respect to any of the foregoing.

     Section 8. If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Company.

     Section 9. Except as provided below in this Section 9, so long as any portion of this Debenture is outstanding, the Company will not and will not permit any of its subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom that is senior in any respect to the Company's obligations under the Debentures without the prior consent of the Holder, which consent shall not be unreasonably withheld.

     Section 10. All questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the County of Los Angeles (the "Los Angeles Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Los Angeles Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Los Angeles Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Debenture or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Debenture, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

     Section 11. Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

     Section 12. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Debentures as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

     Section 13. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

     Section 14. The Preliminary Statements of this Debenture are hereby incorporated by reference into the body of this Debenture and hereby become an integral part of this Debenture.

     Section 15. Upon full execution of this Debenture, each of the Loan Documents are hereby cancelled and terminated. The 1st Debenture, the Additional Debenture and Note may be marked cancelled and terminated by the Company.

     Section 16. The Secured Party agrees to fund the Additional Principal Amount under this Debenture as follows: $73,250 on September 10th, $73,250 on October 10th, $73,250 on November 10th, $73,250 on December 10th.

     Section 17. This Debenture is secured by that certain Security Agreement, of even date herewith, between the Company and the Holder.

     Section 18. The Company hereby agrees to reimburse the Holder for $5,000 in legal expenses relating to the negotiation and documentation of this Debenture and the transactions contemplated thereby, which amount will be directly deducted from the September payment set forth in Section 16 above of Additional Principal Amount.


                              *********************

IN WITNESS WHEREOF, the Company has caused this Convertible Secured Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

                                    SBS INTERACTIVE, CO.
                                    A Florida corporation

                                    By:  /S/ TODD GOTLIEB
                                        -----------------------
                                        Name:  Todd Gotlieb
                                        Title: President

                                    SBS INTERACTIVE, Inc.
                                    A Nevada corporation

                                    By:  /S/ TODD GOTLIEB
                                        -----------------------
                                        Name:  Todd Gotlieb
                                        Title: President

                                     ANNEX A

                              NOTICE OF CONVERSION


The undersigned hereby elects to convert principal under the 6% Convertible Secured Debenture of SBS Interactive, Co., a Florida corporation and SBS Interactive, Inc., a Nevada corporation (collectively, the "Company"), due on January 30, 2004, into shares of common stock, $0.001 par value per share (the "Common Stock"), of SBS Interactive, Co. according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the Company's Common Stock does not exceed the amounts determined in accordance with Section 13(d) of the Exchange Act, specified under Section 4 of this Debenture.

The undersigned agrees to comply with the prospectus delivery requirements under the applicable securities laws in connection with any transfer of the aforesaid shares of Common Stock.

Conversion calculations:

                         Date to Effect Conversion:

                         Principal Amount of Debentures to be Converted:

                         Payment of Interest in Common Stock __ yes  __ no
                               If yes, $_____ of Interest Accrued on Account of Conversion at Issue.

                         Number of shares of Common Stock to be issued:


                         Signature: ___________________________________________

                         Name:      ___________________________________________

                         Address:   ___________________________________________

                                    ___________________________________________

                                    ___________________________________________

                                   Schedule 1

                               CONVERSION SCHEDULE

6% Convertible Secured Debenture due on January 30, 2004, in the aggregate principal amount of $441,750 issued by each of SBS Interactive, Co., a Florida corporation and SBS Interactive, Inc., a Nevada corporation, jointly and severally. This Conversion Schedule reflects conversions made under Section 4 of the above referenced Debenture.

                                      Dated:


                                              Aggregate Principal
                                               Amount Remaining
                                                Subsequent to
      Date of Conversion                         Conversion
(or for first entry, Original    Amount of     (or original
         Issue Date)            Conversion    Principal Amount)   Company Attest
-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

                                                                       EXHIBIT F
                                                                       ---------


                                   Date of Original Issuance: September 10, 2003

                                            $160,000 in Previously Funded Amount
                                         $281,750 in Additional Principal Amount
                                              Totaling $441,750 in the Aggregate

                               AMENDMENT NO. 1 TO
                        6% CONVERTIBLE SECURED DEBENTURE
                              DUE JANUARY 30, 2004

         THIS AMENDMENT NO. 1 TO THE 6% CONVERTIBLE SECURED DEBENTURE is made by each of SBS Interactive, Co., a Florida corporation, and SBS Interactive, Inc., a Nevada corporation, joint and severally, each having a principal place of business at 200 Viceroy Avenue, Unit 5, Concord, Ontario (collectively, the "Company"), and is designated as "Amendment No. 1 to the 6% Convertible Secured Debenture, due January 30, 2004" (the "Amendment"). Capitalized terms used herein shall have the meaning ascribed to them in the Debenture to which this amendment relates.

1. AMENDMENT TO "SET PRICE". The second sentence of Section 4(a)(ii) is hereby amended to change the per share price from $0.15 to $0.05 and Section 4 (c)(i) of the Debenture is hereby amended to change the "Set Price" to $0.05 per share.

2. ACKNOWLEDGMENT. Upon receipt of an additional $39,000, the Company hereby acknowledges that the September 10th payment set forth in Section 16 of the Debenture has been received in full by the Company. Upon execution of this Amendment, the Holder agrees to promptly fund the October 10th payment set forth in Section 16 of the Debenture (together with the $39,000 set forth above, for an aggregate amount of $112,250).

3. FURTHER ACTIONS. The Company hereby agrees to amend and restate the Debenture to reflect this Amendment, and to immediately execute and deliver the amended and restated Debenture to the Holder. In the event the Company fails to amend and restate the Debenture, this Amendment and the Debenture will remain a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Company further agrees to promptly execute and deliver a registration rights agreement covering the registration of the shares upon conversion of the Debenture, which agreement shall contain customary and reasonable terms and conditions.

4. FACSIMILE COPIES. This Amendment may be executed in counterparts, or by facsimile copy thereof, each of which when taken together shall constitute but one Amendment.

                              *********************

         IN WITNESS WHEREOF, the Company and the Holder have caused this Amendment No. 1 to 6% Convertible Secured Debenture to be duly executed by a duly authorized officer as of the date first above indicated.

                                    SBS INTERACTIVE, CO.
                                    A Florida corporation

                                    By: /S/ TODD GOTLIEB
                                        ---------------------------
                                        Name:  Todd Gotlieb
                                        Title: President

                                    SBS INTERACTIVE, Inc.
                                    A Nevada corporation

                                    By: /S/ TODD GOTLIEB
                                        ---------------------------
                                        Name:  Todd Gotlieb
                                        Title: President

                                        "HOLDER"

                                        By:
                                           ------------------------
                                        Name:
                                        Title:

                                                                       EXHIBIT G
                                                                       ---------

NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

                                               Date of Issuance: January 6, 2004
                                            $441,750 in Previously Funded Amount
                                         $400,000 in Additional Principal Amount
                                              Totaling $841,750 in the Aggregate

                           FIRST AMENDED AND RESTATED
                        6% CONVERTIBLE SECURED DEBENTURE
                               DUE APRIL 30, 2004

     THIS FIRST AMENDED AND RESTATED CONVERTIBLE SECURED DEBENTURE is made by each of SBS Interactive, Co., a Florida corporation, and SBS Interactive, Inc., a Nevada corporation, joint and severally, each having a principal place of business at 200 Viceroy Avenue, Unit 5, Concord, Ontario, Canada (collectively, the "Company"), and is designated as the Company's "First Amended and Restated 6% Convertible Secured Debenture, due April 30, 2004" (the "Debenture").

                             PRELIMINARY STATEMENTS
                             ----------------------

     WHEREAS, reference is hereby made to (i) that certain Convertible Secured Debenture (the "1st Debenture"), dated October 30, 2002, in the principal amount of $72,000, between the Company and the Secured Party, (ii) that certain Convertible Secured Debenture (the "Additional Debenture"), dated March 14, 2003, in the principal amount of $30,000, between the Company and the Secured Party, (iii) that certain senior Secured Promissory Note (the "Note"), dated July 22, 2003, in the principal amount of $52,000, between the Company and the Secured Party, (iv) that certain 6% Convertible Secured Debenture, as amended, due January 30, 2004, in the principal amount of $441,750 (the "Convertible Debenture"), and (v) that certain Pledge and Security Agreement, dated July 22, 2003, securing the 1st Debenture, the Additional Debenture, the Note and the Convertible Debenture (the "Security Agreement"). The 1st Debenture, the Additional Debenture, the Note, the Convertible Debenture and the Security Agreement are sometimes collectively referred to herein as the "Loan Documents."

     WHEREAS, it is the intention of the Company and the Secured Party to reorganize the Loan Documents, such that all issued and outstanding amounts of principal and interest owing under the Loan Documents will be converted into part of the Principal Amount owing under this Debenture. The Company and the Secured Party hereby agree and acknowledge that the total amount of issued and outstanding principal and interest owing to the Company under the Loan Documents, as of the date hereof, is $441,750 (the "Previously Funded Amount"). The difference between the Principal Amount and the Previously Funded Amount is defined as the "Additional Principal Amount".

                                    AGREEMENT
                                    ---------

     FOR VALUE RECEIVED, the Company promises to pay to Karlgar Limited or its assigns (referred to herein as either the "Holder" or the "Secured Party"), the principal sum of $841,750 (the "Principal Amount") (which amount is inclusive of the Previously Funded Amount) on APRIL 30, 2004 or such earlier date as the Debenture is required or permitted to be repaid as provided hereunder (the "Maturity Date"), and to pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture at the rate of 6% per annum, payable on the Maturity Date (the "Interest Payment Date"), in cash or shares of Common Stock at the Interest Conversion Rate, or a combination thereof; provided, however, payment in shares of Common Stock may only occur if:
(i) there is an effective Underlying Shares Registration Statement pursuant to which the Holder is permitted to utilize the prospectus thereunder to resell all of the shares of Common Stock to be issued in lieu of cash (and the Company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future), (ii) the Common Stock is listed for trading on a Principal Market (and the Company believes, in good faith, that trading of the Common Stock on a Principal Market will continue uninterrupted for the foreseeable future), and (iii) there is a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to the Transaction Documents, including the shares to be issued for interest in lieu of cash. Subject to the terms and conditions herein, the decision whether to pay interest hereunder in shares of Common Stock or cash shall be at the discretion of the Company. Interest shall be calculated on the basis of a 360-day year and shall accrue daily commencing on the Original Issue Date until payment in full of the principal sum, together with all accrued and unpaid interest and other amounts which may become due hereunder, has been made. Payment of interest in shares of Common Stock shall otherwise occur pursuant to Section 4(b) and only for purposes of the payment of interest in shares, the Interest Payment Date shall be deemed the Conversion Date. Interest shall cease to accrue on the Conversion Date with respect to any principal amount converted, provided that the Company in fact delivers the Underlying Shares within the time period required by Section 4(b)(i). Interest hereunder will be paid to the Person in whose name this Debenture is registered on the records of the Company regarding registration and transfers of Debentures (the "Debenture Register"). Except as otherwise provided herein, if at anytime the Company pays interest partially in cash and partially in shares of Common Stock, then such payment shall be distributed ratably among the Holders based upon the principal amount of Debentures held by each Holder. All overdue accrued and unpaid interest to be paid hereunder shall entail a late fee at the rate of 15% per annum (or such lower maximum amount of interest permitted to be charged under applicable law) ("Late Fee") which will accrue daily, from the date such interest is due hereunder through and including the date of payment.

     THE COMPANY MAY NOT PREPAY ANY PORTION OF THE PRINCIPAL AMOUNT OF THIS DEBENTURE WITHOUT THE PRIOR WRITTEN CONSENT OF THE HOLDER.

     This Debenture is subject to the following additional provisions:

     Section 1. This Debenture is exchangeable for an equal aggregate principal amount of Debentures of different authorized denominations, as requested by the Holder surrendering the same and subject to compliance with applicable laws. No service charge will be made for such registration of transfer or exchange.

     Section 2. This Debenture may be transferred or exchanged only in compliance with applicable federal and state securities laws and regulations. Prior to due presentment to the Company for transfer of this Debenture, the Company and any agent of the Company may treat the Person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Debenture is overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

     Section 3. Events of Default.

          a) "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

               i) any default in the payment of the principal of, interest on, or liquidated damages in respect of the Debenture, free of any claim of subordination, as and when the same shall become due and payable (whether on a Conversion Date or the Maturity Date or by acceleration or otherwise) which default is not cured within 5 days of notice of such default sent by the Holder;

               ii) the Company shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of any of the Transaction Documents (other than a breach by the Company of its obligations to deliver shares of Common Stock to the Holder upon conversion or interest payment which breach is addressed in clause (x) below);

               iii) the Company or any of its subsidiaries shall commence, or there shall be commenced against the Company or any such subsidiary a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Company commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Company or any subsidiary thereof or there is commenced against the Company or any subsidiary thereof any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or the Company or any subsidiary thereof is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Company or any subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or the Company or any subsidiary thereof makes a general assignment for the benefit of creditors; or the Company shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Company or any subsidiary thereof shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Company or any subsidiary thereof shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Company or any subsidiary thereof for the purpose of effecting any of the foregoing;

               iv) the Company shall default in any of its obligations under any other Debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company in an amount exceeding $10,000, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, which default is not cured within 10 days of notice of such default sent by the Holder;

               v) the Common Stock shall not be eligible for quotation on or quoted for trading on a Principal Market and shall not again be eligible for and quoted or listed for trading thereon within seven Trading Days;

               vi) the Company shall be a party to any Change of Control Transaction, shall agree to sell or dispose of all or in excess of 40% of its assets in one or more transactions (whether or not such sale would constitute a Change of Control Transaction) or shall redeem or repurchase more than a de minimis number of its outstanding shares of Common Stock or other equity securities of the Company (other than redemptions of Underlying Shares and repurchases of shares of Common Stock or other equity securities of departing officers and directors of the Company; provided no repurchase shall exceed $50,000 for any officer or director);

               vii) an Underlying Shares Registration Statement shall not have been declared effective by the Commission on or prior to the 150th calendar day after the Original Issue Date;

               viii) if, during the Effectiveness Period (as defined in the Registration Rights Agreement), the effectiveness of the Underlying Shares Registration Statement lapses for any reason or the Holder shall not be permitted to resell Registrable Securities (as defined in the Registration Rights Agreement) under the Underlying Shares Registration Statement, in either case, for more than 15 consecutive Trading Days or 25 non-consecutive Trading Days during any 12 month period;

               ix) an Event (as defined in the Registration Rights Agreement) shall not have been cured to the satisfaction of the Holder prior to the expiration of thirty days from the Event Date (as defined in the Registration Rights Agreement) relating thereto (other than an Event resulting from a failure of an Underlying Shares Registration Statement to be declared effective by the Commission on or prior to the Effectiveness Date (as defined in the Registration Rights Agreement), which shall be covered by Section 3(a)(vii));

               x) the Company shall fail for any reason to deliver certificates to a Holder prior to the seventh Trading Day after a Conversion Date pursuant to and in accordance with Section 4(b) or the Company shall provide notice to the Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversions of any Debentures in accordance with the terms hereof; or

               (xi) the Company shall fail for any reason to deliver the payment in cash pursuant to a Buy-In (as defined herein) within five days after notice thereof is delivered hereunder.


          b) If any Event of Default occurs and is continuing, the full principal amount of this Debenture, together with interest and other amounts owing in respect thereof, to the date of acceleration shall become at the Holder's election, immediately due and payable in cash. The aggregate amount payable upon an Event of Default shall be equal to the Mandatory Prepayment Amount. Interest shall immediately accrue on the Mandatory Prepayment Amount hereunder from the day such amount is due (being the date of an Event of Default) through the date of prepayment in full thereof in an amount equal to the Late Fee, to accrue daily from the date such payment is due hereunder through and including the date of payment. All Debentures for which the full prepayment price hereunder shall have been paid in accordance herewith shall promptly be surrendered to or as directed by the Company. The Holder need not provide and the Company hereby waives any presentment, demand, protest or other notice of any kind, and the Holder may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Holder at any time prior to payment hereunder and the Holder shall have all rights as a Debenture holder until such time, if any, as the full payment under this Section shall have been received by it. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

     Section 4. Conversion.

          a) i) At any time after the Original Issue Date until this Debenture is no longer outstanding, this Debenture shall be convertible into shares of Common Stock of SBS Interactive, Co., Florida corporation (the "Common Stock"), at the option of the Holder, in whole or in part at any time and from time to time. The Holder shall effect conversions by delivering to the Company the form of Notice of Conversion attached hereto as Annex A (a "Notice of Conversion"), specifying therein the principal amount of Debentures to be converted and the date on which such conversion is to be effected (a "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is provided hereunder. To effect conversions hereunder, the Holder shall not be required to physically surrender Debentures to the Company unless the entire principal amount of this Debenture plus all accrued and unpaid interest thereon has been so converted. Conversions hereunder shall have the effect of lowering the outstanding principal amount of this Debenture in an amount equal to the applicable conversion. The Holder and the Company shall maintain records showing the principal amount converted and the date of such conversions. The Company shall deliver any objection to any Notice of Conversion within 1 Business Day of receipt of such notice. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder and any assignee, by acceptance of this Debenture, acknowledge and agree that, by reason of the provisions of this paragraph, following conversion of a portion of this Debenture, the unpaid and unconverted principal amount of this Debenture may be less than the amount stated on the face hereof.

               ii) [Reserved]

               iii) Underlying Shares Issuable Upon Conversion and Pursuant to the Conversion of Principal Amount. The number of shares of Common Stock issuable upon a conversion shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of this Debenture to be converted by (y) the Set Price.

          (b)   i) Not later than five Trading Days after any Conversion
          Date, the Company will deliver to the Holder a certificate or certificates representing the Underlying Shares which shall be free of restrictive legends and trading restrictions representing the number of shares of Common Stock being acquired upon the conversion of Debentures (including, if so timely elected by the Company, shares of Common Stock representing the payment of accrued interest) and (B) a bank check in the amount of accrued and unpaid interest (if the Company is required to pay accrued interest in cash). The Company shall, if available and if allowed under applicable securities laws, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the fifth Trading Day after a Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion, in which event the Company shall immediately return the certificates representing the principal amount of Debentures tendered for conversion.

                ii) If the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(b)(i) by the fifth Trading Day after the Conversion Date, the Company shall pay to such Holder, in Common Stock at the then Set Price, as liquidated damages and not as a penalty, for each $1,000 of principal amount being converted, $50 per Trading Day (increasing to $100 per Trading Day after 3 Trading Days after such damages begin to accrue) for each Trading Day after such third Trading Day until such certificates are delivered. In the event a Holder of this Debenture shall elect to convert any or all of the outstanding principal amount hereof, the Company may not refuse conversion based on any claim that the Holder or any one associated or affiliated with the Holder of has been engaged in any violation of law, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and or enjoining conversion of all or part of this Debenture shall have been sought and obtained and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the principal amount of this Debenture outstanding, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of an injunction precluding the same, the Company shall issue Conversion Shares or, if applicable, cash, upon a properly noticed conversion. Nothing herein shall limit Holder's right to pursue actual damages or declare an Event of Default pursuant to Section 3 herein for the Company's failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

               (iii) In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(b)(i) by the third Trading Day after the Conversion Date, and if after such third Trading Day the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the actual sale price of the Common Stock at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation and (B) at the option of the Holder, either reissue Debentures in principal amount equal to the principal amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its delivery requirements under Section 4(b)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Debentures with respect to which the actual sale price of the Underlying Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. Notwithstanding anything contained herein to the contrary, if a Holder requires the Company to make payment in respect of a Buy-In for the failure to timely deliver certificates hereunder and the Company timely pays in full such payment, the Company shall not be required to pay such Holder liquidated damages under Section 4(b)(ii) in respect of the certificates resulting in such Buy-In.

               (iv) [Reserved]

          (c) i) The conversion price in effect on any Conversion Date shall be equal to $0.04 (subject to adjustment herein)(the "Set Price"); provided, however, in the event that the Company loses or is unable to secure its patent relating to the SBS Interactive technology developed in conjunction with Ultimatte, the conversion price shall thereafter equal the lesser of (A) the Set Price and (B) 60% of the average of the 5 Closing Prices for the 5 Trading Days immediately prior to the applicable Conversion Date.

               ii) If the Company, at any time while the Debentures are outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company pursuant to this Debenture, including interest thereon), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Set Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

               iii) If the Company, at any time while Debentures are outstanding, shall issue rights, options or warrants to all holders of Common Stock (and not to Holders) entitling them to subscribe for or purchase shares of Common Stock or other securities exercisable, convertible into or exchangeable for Common Stock (the "Common Stock Equivalents") at a price per share less than the Closing Price at the record date mentioned below, then the Set Price shall be adjusted by multiplying the Set Price in effect immediately prior to such record date by a fraction, of which the denominator shall be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of the Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at the Closing Price on the record date. Such adjustment shall be made whenever such rights, options or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights, options or warrants.

               iv) If the Company or any subsidiary thereof, as applicable, at any time while Debentures are outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalent entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Set Price ("Dilutive Issuance"), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Set Price, such issuance shall be deemed to have occurred for less than the Set Price), then the Set Price shall be reduced to equal the effective conversion, exchange or purchase price at a 25% discount for such Common Stock or Common Stock Equivalents (including any reset provisions thereof) at issue. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than the 3rd business day following the issuance of any Common Stock or Common Stock Equivalent subject to this section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms.

               v) If the Company, at any time while this Debenture is outstanding, shall distribute to all holders of Common Stock (and not to Holder) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Set Price shall be determined by multiplying such price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Closing Price determined as of the record date mentioned above, and of which the numerator shall be such Closing Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

               vi) All calculations under this Section 4 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 4, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) outstanding on a fully diluted basis.

               vii) Whenever the Set Price is adjusted pursuant to any of
          Section 4(c)(ii) - (v), the Company shall promptly mail to each Holder a notice setting forth the Set Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

               viii) If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of the Debentures, and shall cause to be mailed to the Holder at its last addresses as it shall appear upon the stock books of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Holder is entitled to convert Debentures during the 20-day period commencing the date of such notice to the effective date of the event triggering such notice.

               ix) If, at any time while this Debenture is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then upon any subsequent conversion of this Debenture, the Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Set Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Set Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Debenture following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new Debenture consistent with the foregoing provisions and evidencing the Holder's right to convert such Debenture into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that this Debenture (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

               (x) Notwithstanding the foregoing, no adjustment will be made under this paragraph (c) in respect of (A) the granting or issuance of shares of capital stock or of options to employees, officers, directors and consultants of the Company pursuant to any stock option plan agreement or arrangement duly adopted or approved by a majority of the non-employee members of the Board of Directors of the Company or a majority of the members of a committee of non-employee directors established for such purpose, (B) upon the exercise of this Debenture or any other Debenture of this series, or (C) upon the exercise of or conversion of any Common Stock Equivalents, rights, options or warrants issued and outstanding on the Original Issue Date, or (D) issuance of securities in connection with acquisitions, strategic investments, or strategic partnering arrangements, the primary purpose of which is not to raise capital.

          (d) The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance upon conversion of the Debenture, free from preemptive rights or any other actual contingent purchase rights of persons other than the Holders, not less than such number of shares of the Common Stock as shall be issuable (taking into account the adjustments and restrictions of Section 4(b)) upon the conversion of the outstanding principal amount of the Debentures and payment of interest hereunder. The Company covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly and validly authorized, issued and fully paid, nonassessable and, if the Underlying Shares Registration Statement has been declared effective under the Securities Act, registered for public sale in accordance with such Underlying Shares Registration Statement.

          (e) Upon a conversion hereunder the Company shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Closing Price at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

          (f) The issuance of certificates for shares of the Common Stock on conversion of the Debentures shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Debentures so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

          (g) Any and all notices or other communications or deliveries to be provided by the Holders hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth above, facsimile number
     (905) 660-1122, Attn: Todd Gotlieb or such other address or facsimile number as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile telephone number or address of such Holder appearing on the books of the Company, or if no such facsimile telephone number or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (Los Angeles time),
     (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Los Angeles time) on any date and earlier than 11:59 p.m. (Los Angeles time) on such date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

     Section 5. Reserved.

     Section 6. Definitions. For the purposes hereof, in addition to the terms defined elsewhere in this Debenture: (a) capitalized terms not otherwise defined herein have the meanings given to such terms in the Security Agreement, and (b) the following terms shall have the following meanings:

          "Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the State of Los Angeles are authorized or required by law or other government action to close.

          "Change of Control Transaction" means the occurrence after the date hereof of any of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 40% of the voting securities of the Company, or
     (ii) a replacement at one time or within a three year period of more than one-half of the members of the Company's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), or (iii) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii).

          "Commission" means the Securities and Exchange Commission.

          "Common Stock" means the common stock, $0.001 par value per share, of the Company and stock of any other class into which such shares may hereafter have been reclassified or changed.

          "Conversion Date" shall have the meaning set forth in Section 4(a)(i) hereof.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended.

          "Interest Conversion Rate" means the lesser of (i) the Set Price and
     (ii) 90% of the lesser of (a) the average of the 20 Closing Prices immediately prior to the applicable Interest Payment Date or (b) the average of the 20 Closing Prices immediately prior to the date the applicable interest payment shares are issued and delivered if after the Interest Payment Date.

          "Late Fees" shall have the meaning set forth in the second paragraph to this Debenture.

          "Mandatory Prepayment Amount" for any Debentures shall equal the sum of (i) the greater of: (A) 130% of the principal amount of Debentures to be prepaid, plus all accrued and unpaid interest thereon and all other accrued and unpaid amounts due hereunder, or (B) the principal amount of Debentures to be prepaid, plus all other accrued and unpaid interest hereon and other amounts due hereunder, divided by the Set Price on (x) the date the Mandatory Prepayment Amount is demanded or otherwise due or (y) the date the Mandatory Prepayment Amount is paid in full, whichever is less, multiplied by the Closing Price on (x) the date the Mandatory Prepayment Amount is demanded or otherwise due or (y) the date the Mandatory Prepayment Amount is paid in full, whichever is greater, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of such Debentures.

          "Original Issue Date" shall mean the date of the first issuance of the Debentures regardless of the number of transfers of any Debenture and regardless of the number of instruments which may be issued to evidence such Debenture.

          "Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

          "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the date hereof, to which the Company and the original Holder are parties, as amended, modified or supplemented from time to time in accordance with its terms.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Set Price" shall have the meaning set forth in Section 4(c)(i).

          "Trading Day" means (a) a day on which the shares of Common Stock are traded on a Principal Market on which the shares of Common Stock are then listed or quoted, or (b) if the shares of Common Stock are not quoted on a Principal Market, a day on which the shares of Common Stock are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, that in the event that the shares of Common Stock are not listed or quoted as set forth in (a), (b) and (c) hereof, then Trading Day shall mean a Business Day.

          "Transaction Documents" shall mean this Debenture, the Security Agreement and the Registration Rights Agreement.

          "Underlying Shares" means the shares of Common Stock issuable upon conversion of Debentures or as payment of interest in accordance with the terms hereof.

          "Underlying Shares Registration Statement" means a registration statement meeting the requirements set forth in the Registration Rights Agreement, covering among other things the resale of the Underlying Shares and naming the Holder as a "selling stockholder" thereunder.

     Section 7. Except as expressly provided herein, no provision of this Debenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, interest and liquidated damages (if any) on, this Debenture at the time, place, and rate, and in the coin or currency, herein prescribed. This Debenture is a direct debt obligation of the Company. As long as this Debenture is outstanding, the Company shall not and shall cause it subsidiaries not to, without the consent of the Holders, (a) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Holders; (b) repay, repurchase or offer to repay, repurchase or otherwise acquire shares of its Common Stock or other equity securities other than as to the Underlying Shares to the extent permitted or required under the Transaction Documents or as otherwise permitted by the Transaction Documents; or (c) enter into any agreement with respect to any of the foregoing.

     Section 8. If this Debenture shall be mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Debenture, or in lieu of or in substitution for a lost, stolen or destroyed Debenture, a new Debenture for the principal amount of this Debenture so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Debenture, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Company.

     Section 9. Except as provided below in this Section 9, so long as any portion of this Debenture is outstanding, the Company will not and will not permit any of its subsidiaries to, directly or indirectly, enter into, create, incur, assume or suffer to exist any indebtedness of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom that is senior in any respect to the Company's obligations under the Debentures without the prior consent of the Holder, which consent shall not be unreasonably withheld.

     Section 10. All questions concerning the construction, validity, enforcement and interpretation of this Debenture shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by any of the Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in the County of Los Angeles (the "Los Angeles Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Los Angeles Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Los Angeles Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Debenture or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Debenture, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

     Section 11. Any waiver by the Company or the Holder of a breach of any provision of this Debenture shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Debenture. The failure of the Company or the Holder to insist upon strict adherence to any term of this Debenture on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Debenture. Any waiver must be in writing.

     Section 12. If any provision of this Debenture is invalid, illegal or unenforceable, the balance of this Debenture shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal of or interest on the Debentures as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this indenture, and the Company (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impeded the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

     Section 13. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

     Section 14. The Preliminary Statements of this Debenture are hereby incorporated by reference into the body of this Debenture and hereby become an integral part of this Debenture.

     Section 15. Upon full execution of this Debenture, each of the Loan Documents are hereby cancelled and terminated. The 1st Debenture, the Additional Debenture, the Note and the Convertible Debenture may be marked cancelled and terminated by the Company.

     Section 16. The Secured Party agrees to fund the Additional Principal Amount under this Debenture as follows: $100,000 on January 6, 2004, $50,000 on January 19, 2004, $100,000 on February 5, 2004, $50,000 on February 19, 2004 and
$100,000 on March 5, 2004.

     Section 17. This Debenture is hereby secured by that certain Security Agreement, dated September 10, 2003, between the Company and the Holder.

     Section 18. The Company hereby agrees to reimburse the Holder for $5,000 in legal expenses relating to the negotiation and documentation of this Debenture and the transactions contemplated thereby, which amount will be directly deducted from the March payment set forth in Section 16 above of Additional Principal Amount.


                              *********************

     IN WITNESS WHEREOF, the Company has caused this First Amended and Restated Convertible Secured Debenture to be duly executed by a duly authorized officer as of the date first above indicated.


                                    SBS INTERACTIVE, CO.
                                    A Florida corporation

                                    By:  /S/ TODD GOTLIEB
                                        -----------------------
                                        Name:  Todd Gotlieb
                                        Title: President

                                    SBS INTERACTIVE, Inc.
                                    A Nevada corporation

                                    By:  /S/ TODD GOTLIEB
                                        -----------------------
                                        Name:  Todd Gotlieb
                                        Title: President

                                     ANNEX A

                              NOTICE OF CONVERSION


The undersigned hereby elects to convert principal under the First Amended and Restated 6% Convertible Secured Debenture of SBS Interactive, Co., a Florida corporation and SBS Interactive, Inc., a Nevada corporation (collectively, the "Company"), due on April 30, 2004, into shares of common stock, $0.001 par value per share (the "Common Stock"), of SBS Interactive, Co. according to the conditions hereof, as of the date written below. If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the Company's Common Stock does not exceed the amounts determined in accordance with Section 13(d) of the Exchange Act, specified under Section 4 of this Debenture.

The undersigned agrees to comply with the prospectus delivery requirements under the applicable securities laws in connection with any transfer of the aforesaid shares of Common Stock.

Conversion calculations:

                         Date to Effect Conversion:

                         Principal Amount of Debentures to be Converted:

                         Payment of Interest in Common Stock ____ yes  ____ no
                               If yes, $______ of Interest Accrued on Account of Conversion at Issue.

                         Number of shares of Common Stock to be issued:


                         Signature: ___________________________________________

                         Name:      ___________________________________________

                         Address:   ___________________________________________

                                    ___________________________________________

                                    ___________________________________________

                                   Schedule 1

                               CONVERSION SCHEDULE

First Amended and Restated 6% Convertible Secured Debenture due on April 30, 2004, in the aggregate principal amount of $841,750 issued by each of SBS Interactive, Co., a Florida corporation and SBS Interactive, Inc., a Nevada corporation, jointly and severally. This Conversion Schedule reflects conversions made under Section 4 of the above referenced Debenture.

                                      Dated:


                                              Aggregate Principal
                                               Amount Remaining
                                                Subsequent to
      Date of Conversion                         Conversion
(or for first entry, Original    Amount of     (or original
         Issue Date)            Conversion    Principal Amount)   Company Attest
-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

-----------------------------   ----------   -------------------  --------------

                                                                       EXHIBIT H
                                                                       ---------



THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO SBS INTERACTIVE, CO. THAT SUCH REGISTRATION IS NOT REQUIRED.


                    Right to Purchase 4,741,111 Shares of Common Stock of SBS Interactive Co. (subject to adjustment as provided herein)

                          COMMON STOCK PURCHASE WARRANT

No. 2004-B/1                                         Issue Date:  March 19, 2004

     SBS INTERACTIVE CO., a corporation organized under the laws of the State of Florida hereby certifies that, for value received, Arthur Cohn, or assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company from and after the Issue Date of this Warrant and at any time or from time to time before 5:00 p.m., New York time, through three (3) years after such date (the "Expiration Date"), up to 4,741,111 fully paid and nonassessable shares of Common Stock, $0.001 par value, of the Company, at the Exercise Price (as defined below). The number and character of such shares of Common Stock and the Exercise Price are subject to adjustment as provided herein.

     As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

     (a) The term "Company" shall include SBS Interactive, Co. and any corporation which shall succeed or assume the obligations of SBS Interactive, Co. hereunder.

     (b) The term "Common Stock" includes (x) the Company's Common Stock, $0.001 par value per share, and (y) any other securities into which or for which any of the securities described in (x) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

     (c) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 3 or otherwise.

     (d) The term "Exercise Price" shall be as follows, subject to adjustment pursuant to Section 4:

         (i)      3,741,111 shares at $1.00;
         (ii)     1,000,000  shares at $0.85

     1.  Exercise of Warrant.

         1.1. Number of Shares Issuable upon Exercise. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, shares of Common Stock of the Company, subject to adjustment pursuant to Section 4, by delivery of an original or fax copy of the exercise notice attached hereto as Exhibit A (the "Exercise Notice") along with payment to the Company of the Exercise Price.

     2.  Procedure for Exercise.

         2.1 Delivery of Stock Certificates, etc. on Exercise. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which both the Exercise Notice and payment have been made for such shares. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 3 business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise.

         2.2. Exercise.

         Payment may be made either in cash or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Exercise Price for the number of Common Shares specified in such form (as such exercise number shall be adjusted to reflect any adjustment in the total number of shares of Common Stock issuable to the holder per the terms of this Warrant) and the Holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable shares of Common Stock (or Other Securities) determined as provided herein.

     3.  Adjustment for Reorganization, Consolidation, Merger, etc.

         3.1. Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person or entity, or (c) transfer all or substantially all of its properties or assets to any other person or entity under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

         3.2. Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrant after the effective date of such dissolution pursuant to Section 3.1 to a bank or trust company having its principal office in New York, NY, as trustee for the Holder of the Warrant.

         3.3. Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 3. In the event this Warrant does not continue in full force and effect after the consummation of the transactions described in this Section 3, then only in such event will the Company's securities and property (including cash, where applicable) receivable by the holders of the Warrant be delivered to the Trustee as contemplated by Section 3.2.

     4. Adjustments for Stock Splits, Combinations, etc. In the event that the Company shall (a) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Exercise Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Exercise Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Exercise Price then in effect. The Exercise Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 4. The number of shares of Common Stock that the holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be increased to a number determined by multiplying the number of shares of Common Stock that would otherwise (but for the provisions of this Section 4) be issuable on such exercise by a fraction of which (a) the numerator is the Exercise Price that would otherwise (but for the provisions of this Section 4) be in effect, and (b) the denominator is the Exercise Price in effect on the date of such exercise.

     5. Certificate as to Adjustments. In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrant, the Company at its expense will promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Exercise Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to the holder of the Warrant and any Warrant agent of the Company (appointed pursuant to Section 11 hereof).

     6. Reservation of Stock Issuable on Exercise of Warrant. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant.

     7. Assignment; Exchange of Warrant. Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered holder hereof (a "Transferor") with respect to any or all of the shares underlying this Warrant. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, the Company at its expense but with payment by the Transferor of any applicable transfer taxes) will issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor.

     8. Replacement of Warrant. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

     9. Registration Rights. The Holder of this Warrant has been granted certain registration rights by the Company. These registration rights are set forth in that certain Agreement to Convert Debt entered into by the Company and Purchaser of the Company's Common Stock at or prior to the issue date of this Warrant.

     10. Intentionally left blank.

     11. Warrant Agent. The Company may, by written notice to each holder of the Warrant, appoint an agent for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 7, and replacing this Warrant pursuant to
Section 8, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

     12. Transfer on the Company's Books. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

     13. Notices, etc. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

     14. Voluntary Adjustment by the Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

     15. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of State of California without regard to principles of conflicts of laws. Any action brought concerning the transactions contemplated by this Warrant shall be brought only in the state courts of located in the city of Los Angeles, California or in the federal courts located in the city of Los Angeles, California. The individuals executing this Warrant on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. The Company and Holder each acknowledges that legal counsel participated or had an opportunity to participate in the preparation of this Warrant and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Warrant to favor any party against the other party.



                      [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the Company has executed this Warrant under seal as of the date first written above.


                                            SBS INTERACTIVE CO.



                                            By: /s/ Todd Gotlieb
                                               ---------------------------------
                                                Todd Gotlieb, President

                                            HOLDER



                                            ------------------------------------
                                            Arthur Cohn

                                                                       Exhibit A

                                 EXERCISE NOTICE
                   (To be signed only on exercise of Warrant)

TO:  SBS Interactive Co.

     The undersigned, pursuant to the provisions set forth in the attached Warrant (No.____), hereby irrevocably elects to purchase:

     ________ shares of the Common Stock covered by such Warrant.


The undersigned herewith makes payment of the full Exercise Price for such shares at the price per share provided for in such Warrant, which is an aggregate of $___________.


The undersigned requests that the certificates for such shares be issued in the name of, and delivered to _________________________________ whose address is
________________________________.

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable upon exercise of the within Warrant shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration under the Securities Act.

Dated:___________________                _______________________________________
                                         (Signature must conform to name of
                                         holder as specified on the face of the
                                         Warrant)


                                         _______________________________________
                                                     (Address)

                                                                       Exhibit B

                         FORM OF TRANSFEROR ENDORSEMENT
                   (To be signed only on transfer of Warrant)

     For value received, the undersigned hereby sells, assigns, and transfers unto the person(s) named below under the heading "Transferees" the right represented by the Warrant to purchase the number of shares of Common Stock of SBS Interactive Co. to which such Warrant relates specified under the heading "Number of Shares Transferred," respectively, opposite the name(s) of such person(s) and appoints each such person Attorney to transfer its respective right on the books of SBS Interactive Co. with full power of substitution in the premises.


                                                     Number of Shares
           Transferees                                 Transferred
           -----------                                 -----------


__________________________________                 ________________________

__________________________________                 ________________________

__________________________________                 ________________________






Dated:__________________, _______        _______________________________________
                                         (Signature must conform to name of
                                         holder as specified on the face of the
                                         warrant)

Signed in the presence of:


_________________________________        _______________________________________
         (Name)                                       (address)

                                         _______________________________________
ACCEPTED AND AGREED:                                  (address)
[TRANSFEREE]


_________________________________
           (Name)

                                                                      EXHIBIT I
                                                                      ---------

                                 PROMISSORY NOTE
                                   (Unsecured)

$45,000                                                              May 7, 2004
                                                         Los Angeles, California

     FOR VALUE RECEIVED, the receipt and sufficiency of which is acknowledged, SBS Interactive, Co. ("Maker"), hereby promises to pay to Arthur Cohn, or his order ("Holder"), at the address designated on the signature page of this Note, or at such other place as Holder may designate by written notice to Maker, the principal sum hereinbelow described ("Principal Amount"), together with interest thereon, in the manner and at the times provided and subject to the terms and conditions described herein.

     1.  PRINCIPAL AMOUNT.

         The Principal Amount means the sum of forty-five thousand dollars ($45,000).

     2.  INTEREST.

         If Maker fails to pay this Note in accordance with paragraph 3 below, then interest on the Principal Amount from time-to-time remaining unpaid shall accrue at the highest rate allowed by law. Interest shall be computed on the basis of a 360 day year and a 30 day month. If Maker fails to pay this Note in accordance with paragraph 3 below, the Maker must pay all costs and expenses, including attorneys' fees and expenses, incurred by Holder in collecting or attempting to collect the indebtedness under this Note or otherwise in enforcing its rights hereunder. The right to plead any and all statutes of limitation as a defense to a demand hereunder is hereby waived to the full extent permitted by law. None of the provisions hereof and none of the Holder's rights or remedies on account of any past or future defaults shall be deemed to have been waived by Holder's acceptance of any past due payment or by an indulgence granted by the Holder to the Maker. Maker hereby waives presentment, demand, protest and notice thereof or of dishonor and diligence in collecting or bringing suit. It is agreed that time is of the essence of this promissory note. Maker will pay all fees and expenses associated with any waivers or restructuring of this promissory note.


     3.  PAYMENT.

         Maker shall pay the Principal Amount in full within five days following the closing of the private offering of securities currently being undertaken by Maker.

     4.  PREPAYMENTS.

         Maker shall have the right to prepay this Note, or any part of it, without prepayment penalty or premium or discount.

     5.  MANNER OF PAYMENTS.

         Payments of any amount required hereunder shall be made in lawful money of the United States or in such other property as Holder, in his sole and absolute discretion, may accept.

     6.  ACCELERATION UPON DEFAULT.

         At the option of Holder, all or any part of the indebtedness of Maker hereunder shall immediately become due and payable, irrespective of any agreed maturity date, if any part of the payments to be made under this Note are not paid when due, provided, however, Maker shall be entitled to a grace period of 10 days following written notice of such event of default to cure said event of default.

     7.  NOTICE.

         Any notice to either party under this Note shall be given by personal delivery or by express mail, Federal Express, DHL or similar airborne/overnight delivery service, or by mailing such notice by first class or certified mail, return receipt requested, addressed to such party at the address set forth below, or to such other address as either party from time to time may designate by written notice. Notices delivered by overnight delivery service shall be deemed delivered the next business day following consignment for such delivery service. Mailed notices shall be deemed delivered and received in accordance with this provision three days after deposit in the United States mail.

     8.  SEVERABILITY.

         If any term or provision of this Note or the application thereof to any person or circumstance shall, to any extent, be determined in a legal proceeding to be invalid, illegal or unenforceable under present or future laws effective during the term of this Note, then and, in that event: (A) the performance of the offending term or provision (but only to the extent its application is invalid, illegal or unenforceable) shall be excused as if it had never been incorporated into this Note, and, in lieu of such excused provision, there shall be added a provision as similar in terms and amount to such excused provision as may be possible and be legal, valid and enforceable, and (B) the remaining part of this Note (including the application of the offending term or provision to persons or circumstances other than those as to which it is held invalid, illegal or unenforceable) shall not be affected thereby and shall continue in full force and effect to the fullest extent provided by law.

     9.  USURY COMPLIANCE.

         This Note is expressly limited, so that in no event or contingency whatsoever, whether by reason of the consideration given with respect to this Note, the acceleration of maturity of the unpaid Principal Amount and interest thereon, or otherwise, shall the amount paid or agreed to be paid to Holder for the use, forbearance, or detention of the indebtedness which is the subject of this Note exceed the highest lawful rate permissible under the applicable usury laws. If, under any circumstances whatsoever, fulfillment of any provision of this Note shall involve transcending the highest interest rate permitted by law which a court of competent jurisdiction deems applicable, then the obligations to be fulfilled shall be reduced to such maximum rate, and if, under any circumstances whatsoever, Holder shall ever receive as interest an amount that exceeds the highest lawful rate, the amount that would be excessive interest shall be applied to the reduction of the unpaid Principal Amount under this Note and not to the payment of interest, or, if such excessive interest exceeds the unpaid balance of the Principal Amount under this Note, such excess shall be refunded to Maker.

     10.  JURISDICTION; VENUE.

         This Note shall be governed by, interpreted under and construed and enforced in accordance with the laws of the State of California. Any action to enforce payment of this Note shall be filed and heard solely in Los Angeles County, California.


                          MAKER:
                          SBS Interactive, Co.



                          By:/s/Todd Gotlieb
                             --------------------------------------------------
                               Todd Gotlieb, President

                          MAKER'S ADDRESS:

                          4211 Yonge Street, Suite 235
                          Toronto, Ontario M2P 2A9
                          Canada


                          HOLDER'S ADDRESS:

                          c/o Greg Suess, Esq.
                          10250 Constellation Boulevard, 19th Floor
                          Los Angeles, California 90067



















                                       3